FUTURE PROOF BRANDS LLC

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, PURCHASERS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "***SEC***"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO PURCHASER IN CONNECTION WITH THIS OFFERING OR OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER PORTAL, LLC (THE "***PLATFORM***"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THE SECURITIES CANNOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE SUBSCRIPTION AGREEMENT, THE COMPANY'S AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, THE COMPANY'S AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT THE SECURITIES ACT AND APPLICABLE STATE SECURITIES OR "BLUE SKY" LAWS.

PURCHASERS WHO ARE NOT "ACCREDITED INVESTORS" (AS THAT TERM IS DEFINED IN SECTION 501 OF REGULATION D PROMULGATED UNDER THE SECURITIES ACT) ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 3.5. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH PURCHASER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY PURCHASER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE

APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE PURCHASERS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT OR ANY OF THE OTHER MATERIALS AVAILIBLE ON THE PLATFORM (INCLUDING THE CUSTODIAL AND VOTING AGREEMENT EXECUTED CONCURRENTLY WITH THIS AGREEMENT) OR PROVIDED BY THE COMPANY (COLLECTIVELY, THE "*OFFERING MATERIALS*"), OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH SUCH PURCHASER'S OWN COUNSEL, ACCOUNTANTS AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE PURCHASER'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE

PURCHASERS IN CONNECTION WITH THIS OFFERING. NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE PURCHASER LESS THAN THE AMOUNT OF SECURITIES SUCH PURCHASER DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

SERIES B-1 PREFERRED UNIT SUBSCRIPTION AGREEMENT

The undersigned ("***Purchaser***") understands that Future Proof Brands LLC, a Delaware limited liability company (the "***Company***"), is offering for sale Series B-1 Preferred Units representing membership interests in the Company (the "***Units***"). Purchaser understands that the offering is being made without registration of the Units under the Securities Act.

The parties hereby agree as follows:

1. Subscription.

1.1. Subscription. Subject to and upon the terms and conditions of this Series B-1 Preferred Unit Subscription Agreement (this "***Agreement***"), Purchaser hereby irrevocably subscribes for the number of Units set forth on the applicable signature page hereto, at a price equal to the applicable Subscription Price rounded down to the nearest whole unit based on Purchaser's subscription amount. (the "***Subscription***"). The purchase price of the Units is payable in the manner provided in Section 1.4 below. "***Subscription Price***" shall mean (a) $5.19 per Unit for the first 77,096 Units sold by the Company to purchasers in this offering on an aggregate basis (and not on a per purchaser or per Subscription basis) and (b) $5.3673 per Unit for all remaining Units authorized for sale in this offering.

1.2. Acceptance or Rejection of Subscription. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Units to any person who is a resident of a jurisdiction in which the issuance of the Units to him, her or it would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction. This Subscription may be accepted or rejected in whole or in part, at any time prior to the Termination Date (as defined below), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Purchaser only a portion of the number of the Units that Purchaser has subscribed to purchase hereunder. The Company will notify Purchaser whether this subscription is accepted (whether in whole or in part) or rejected. If Purchaser's subscription is rejected, Purchaser's payment (or portion thereof if partially rejected) will be returned to Purchaser without interest and all of Purchaser's obligations hereunder shall terminate. In the event of rejection of this Subscription in its entirety, or in the event the sale of the Units (or any portion thereof) to Purchaser is not consummated for any reason, this Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect. Tendered funds that are delivered to the Company will be promptly returned to Purchaser if the Minimum Offering (defined below) is not satisfied.

1.3. Closing. The maximum amount of proceeds received from the sale of Units in this offering at the applicable Subscription Price shall not exceed $2,500,000 in the aggregate under both Regulation CF and Regulation D and shall not exceed $1,070,000 under Regulation CF. The Company may accept subscriptions until June 30, 2021, or the date at which the offering is earlier terminated by the Company (the "***Termination Date***"). Providing that the Company has received subscriptions for at least 19,268 Units on or prior to February 5, 2021 (the "***Minimum Offering***") and all requirements for a closing are met or waived by the Company, the Company may elect at any time to close all or any portion of this offering on various dates at or prior to the Termination Date (each a "***Closing***"). For purposes of this Agreement, "***Closing Date***" shall mean

the time and date as of which such Closing actually takes place and the "***Initial Closing***" shall mean the first Closing under this Agreement.

1.4. Payment for the Units. Promptly following each Closing, the Company will deliver to each Purchaser in such Closing a digital unit certificate registered in such Purchaser's name on the www.carta.com platform representing the Units being purchased by such Purchaser at such Closing against payment of the purchase price therefor set forth on the applicable signature page hereto, by (a) ACH electronic transfer, (b) wire transfer of immediately available funds in accordance with the Company's instructions, (c) payments made through or delivered to the Platform that are remitted to the Company (please note that credit and debit card payments will incur transaction fees), (d) cancellation or conversion of indebtedness or (e) any combination of the foregoing.

1.5. Conversion of Promissory Notes. Each Purchaser that is a holder of any promissory note convertible into securities of the Company (each, a "***Note***") issued by the Company being cancelled and/or converted in consideration of the issuance hereunder of Units to such Purchaser as indicated on the applicable signature page hereto (each, a **"*Conversion Purchaser*"**) hereby agrees that the entire amount owing to such Conversion Purchaser under such Note is being tendered to the Company in exchange for the applicable Units as set forth on the applicable signature page hereto hereto in full satisfaction, accord and substitution of any rights granted to the Conversion Purchaser in any Note. Upon the Company's and such Conversion Purchaser's execution and delivery of this Agreement, without any further action required by the Company or such Conversion Purchaser, such Note and all obligations set forth therein (other than the obligation to issue the Units pursuant to this Agreement) shall be immediately deemed satisfied and repaid in full and terminated in their entirety, including, but not limited to, any security interest effected therein. Each Conversion Purchaser hereby waives (i) all notices required by the terms of such Conversion Purchaser's Note(s), and (ii) and any actual, deemed or alleged breach or default with respect to such Note(s) on or prior to the date hereof.

1.7. Joinder. Purchaser acknowledges that the Units will be (among other things) subject to restrictions on transfer as further set forth in this Agreement, the Fifth Amended and Restated Limited Liability Company Agreement of the Company, dated on or about the date hereof attached hereto as **Exhibit A** (as it may be amended and/or amended and restated from time to time, including the exhibits and attachments thereto, collectively, the "***LLC Agreement***") and the Amended and Restated Investors' Rights Agreement in the form attached as **Exhibit B** hereto ("***Investors' Rights Agreement***"). By subscribing to purchase Units and executing this Agreement, Purchaser (and, if Purchaser is purchasing the Units subscribed for hereby in a fiduciary capacity, the person or persons for whom Purchaser is so purchasing) hereby joins as a party that is designated as a "Member" under the LLC Agreement and hereby joins as a party that is designated as an "Investor" under the Investors' Rights Agreement. Any notice required or permitted to be given to Purchaser under the LLC Agreement or Investors' Rights Agreement shall be given to Purchaser at the address provided with Purchaser's subscription. Purchaser confirms that Purchaser has reviewed the LLC Agreement and Investors' Rights Agreement and acknowledges and agrees that Purchaser is bound by the terms and obligations thereof by executing this Agreement and the Company accepting its Subscription as though an original party thereto. If Purchaser is married, Purchaser acknowledges and agrees

that Section 11.13 of the LLC Agreement governs community property matters and that Purchaser's spouse must execute the Spousal Consent set forth on Exhibit 11.13 attached thereto as a condition to Purchaser becoming a Member of the Company.

1.8. Custodial and Voting Agreement. By subscribing for Units and executing this Agreement, Purchaser (and, if Purchaser is purchasing the Shares subscribed for hereby in a fiduciary capacity, the person or persons for whom Purchaser is so purchasing) understands that the legal title to the Units will be held by XX Investments, LLC (the "***Custodian***") as custodian for the benefit of the Purchaser pursuant to the Custodial and Voting Agreement executed concurrently with this Agreement. As part of the Custodian and Voting Agreement, Purchasers will grant the Custodian the right to vote their Units purchased in this offering. The Custodian will vote the Units as directed by a "Lead Investor" appointed by the Company for the purpose of representing the interests of Purchasers with respect to such voting rights.

1.9. Use of Proceeds. The Company will use the proceeds from the sale of the Units as set forth in the Offering Materials.

1.10. Defined Terms Used in this Agreement. In addition to the terms defined above, the following terms used in this Agreement shall be construed to have the meanings set forth or referenced below.

(a) "***Affiliate***" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

(b) "***Company Covered Person***" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the Securities Act, any Person listed in the first paragraph of Rule 506(d)(1).

(c) "***Knowledge***," including the phrase "***to the Company's knowledge***," shall mean the actual knowledge of Justin Fenchel, Aimy Steadman and Brad Schultz.

(d) "***Material Adverse Effect***" means a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property or results of operations of the Company taken as a whole.

(e) **"*Person*"** means any individual, Company, partnership, trust, limited liability company, association or other entity.

(f) "***Transaction Agreements***" means this Agreement, the Investors' Rights Agreement and the LLC Agreement.

2. Representations and Warranties of the Company. The Company hereby represents and warrants to each Purchaser that, except as set forth in the Offering Materials or on the

Disclosure Schedules attached as **Exhibit C** to this Agreement, the following representations are true and complete as of the date of the Initial Closing.

2.1. Standing, Power and Qualification. The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.

2.2. Authorization. All action required to be taken by the Company's governing body and equity holders in order to authorize the Company to enter into the Transaction Agreements, and to issue the Units at the applicable Closing has been taken or will be taken prior to the Closing. All action on the part of the officers of the Company necessary for the execution and delivery of the Transaction Agreements, the performance of all obligations of the Company under the Transaction Agreements to be performed as of the Closing, and the issuance and delivery of the Units has been taken or will be taken prior to the Closing. The Transaction Agreements, assuming the due authorization and execution and delivery by the Purchasers and the Company, shall constitute the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (iii) to the extent the indemnification provisions contained in the Transaction Agreements may be limited by applicable federal or state securities laws.

2.3. Valid Issuance of Units.

(a) The Units, when issued and sold in accordance with the terms and for the consideration set forth in this Agreement, will be validly issued and fully paid and free of restrictions on transfer *other than* restrictions on transfer under the Transaction Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Assuming the accuracy of the representations of the Purchasers in this Agreement and subject to any filings the Company may effect immediately following the Closing, the Units will be issued in compliance with all applicable federal and state securities laws.

(b) No "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a "***Disqualification Event***") is applicable to the Company or, to the Company's knowledge, any Company Covered Person, except for a Disqualification Event as to which Rule 506(d)(2)(ii–iv) or (d)(3), is applicable.

2.4. Governmental Consents and Filings. Assuming the accuracy of the representations made by the Purchasers in this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement, except for the filing of

notices and such other filings as are required by the applicable state and federal securities laws, which have been made or will be made in a timely manner.

2.5. Litigation. There is no claim, action, suit, proceeding, arbitration, complaint, charge or investigation pending or, to the Company's knowledge, currently threatened in writing (i) against the Company or any officer or manager of the Company arising out of their employment or board relationship with the Company; (ii) to the Company's knowledge, that questions the validity of the Transaction Agreements or the right of the Company to enter into them, or to consummate the transactions contemplated by the Transaction Agreements; or (iii) to the Company's knowledge, that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

2.6. Property. The property and assets that the Company owns are free and clear of all mortgages, deeds of trust, liens, loans and encumbrances, except for statutory liens for the payment of current taxes that are not yet delinquent and encumbrances and liens that arise in the ordinary course of business and do not materially impair the Company's ownership or use of such property or assets. The Company does not own any real property.

3. Representations and Warranties by the Purchasers. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, that:

3.1. Authorization. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which the Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies, or (b) to the extent the indemnification provisions contained in the Transaction Agreements may be limited by applicable federal or state securities laws.

3.2. Disclosure of Information. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the Units with the Company's management. The Purchaser (1) acknowledges, represents and agrees that it has not relied upon the accuracy or completeness of any express or implied representation, statement or information of any nature made or provided by or on behalf of the Company, except for the representations of the Company expressly set forth in this Agreement, and (2) waives any right the Purchaser may have against the Company with respect to any inaccuracy in any such representation, statement or information or with respect to any omission or concealment, on the part of the Company or any representative of the Company, of any potentially material information.

3.3. Restricted Securities. The Purchaser understands that the Units have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Units are "restricted securities" under

applicable U.S. federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the Units, or the equity into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Units, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.4. No Public Market. The Purchaser understands that no public market now exists for the Units, and that the Company has made no assurances that a public market will ever exist for the Units.

3.5. Legends. The Purchaser understands that the Units and any securities issued in respect of or exchange for the Units, may be notated with one or all of the following legends, if certificated:

(a) "THE UNITS REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(b) Any legend set forth in, or required by, the other Transaction Agreements.

(c) Any legend required by the securities laws of any state to the extent such laws are applicable to the Units represented by the certificate, instrument or book entry so legended.

(d) Accredited Investor Status or Investment Limits. Purchaser represents that either: (i) Purchaser is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; or (ii) either (A) Purchaser's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (x) 5% of the lower of its annual income or net worth, or (y) $2,200; or (B) both of Purchaser's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000. Purchaser further represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

3.6. Foreign Purchasers. If the Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Purchaser hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The Purchaser's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

3.7. Purchaser Information. Within five days after receipt of a request from the Company or Custodian, Purchaser hereby agrees to provide such information with respect to its status as an equity holder (or potential equity holder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject, including, without limitation, the need to determine the accredited status of the Company's equity holders. Purchaser further agrees that in the event it transfers any Company securities, it will require the transferee of such securities to agree to provide such information to the Company as a condition of such transfer.

3.8. Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any Person in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling Persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Units.

3.9. Residence. If the Purchaser is an individual, then the Purchaser resides in the state or province identified in the address of the Purchaser provided to the Platform and delivered to the Company; if the Purchaser is a partnership, Company, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser provided to the Platform and delivered to the Company.

3.10. Disqualifying Event. With respect to each Purchaser, no such Purchaser nor, to the extent it has them, any of its shareholders, members, managers, general or limited partners, directors, affiliates or executive officers (collectively with such Purchaser, the "***Purchaser Covered Persons***"), is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of the Securities Act. Such Purchaser has exercised reasonable care to determine whether any such Purchaser Covered Person is subject to a Disqualification Event. The purchase of the Units by such Purchaser will not subject the Company to any Disqualification Event.

3.11. Liquor Licensing Laws. Purchaser, nor any of his, her or its spouse, immediate family member, anyone with whom such Purchaser is residentially domiciled, nor any Affiliate of any of the foregoing (i) owns any interest (including, but not limited to, a stock option, converted debenture, or similar interest) in, whether directly or indirectly, or serves as an

officer, director, manager, employee or agent of, (ii) owns an interest in, or serves as an officer, director, manager, employee or agent of, any company that leases property or equipment to, (iii) has loaned any funds to, or by means of such Purchaser's credit has secured a loan for, or (iv) has secured or in any manner has obtained the use of any premises, fixtures, or equipment for the benefit of, any company that holds (A) a permit issued by the Texas Alcoholic Beverage Commission that authorizes the wholesale distribution or retail sale of alcoholic beverages; (B) a Winery Permit issued under Chapter 16 of the Texas Alcoholic Beverage Code; or (C) a permit issued by an agency that regulates alcoholic beverages in a state other than Texas that will jeopardize the Company's alcoholic beverage permit in another state.

3.12. Further Acknowledgments. Purchaser further acknowledges and agrees that (i) Purchaser has been furnished with and carefully read the Transaction Agreements and those certain "risk factors" which describe the Offering (provided in **Exhibit D** attached hereto and incorporated by reference, the "***Risk Factors***"); (ii) there are substantial restrictions on the transferability of the Units by law and by the Transaction Agreements and that the Company has not agreed to comply with any exemption under the Securities Act for the resale of all or any part of the Units, to register any Units or to comply with any provision contained in the LLC Agreement which would permit a transfer; (iii) no representation or promise has been made concerning the marketability or value of the Units; (iv) no federal or state agency has made any finding or determination as to the fairness of this offering for investment or made any recommendation or endorsement of the Units; (v) though one or more third parties (including parties affiliated with the "Lead Investor" (as described in Section 1.8 above) may write articles or produce video segments discussing the Company and its business, no such third parties are being compensated by the Company for the production of such materials, and the only representations and warranties being made by the Company regarding its business or the offering are those contained in this Agreement and the other Offering Materials provided by the Company (vi) the Units are speculative investments which involve a high degree of risk of loss by the Purchaser of his/her/its entire investment and that due to the high degree of risk of loss of the Purchaser's entire investment in the Company, the Units may only be sold to persons who understand the nature of the Company and for whom the investment is suitable. Suitability is to be determined by taking into account all facts and circumstances, including the Subscriber's net worth and income, education, sophistication, experience in investments and investment objectives.

3.13. Indemnity. The representations, warranties and covenants made by Purchaser herein shall survive the closing of this Subscription Agreement. Purchaser agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach or failure by Purchaser to comply with any covenant or agreement made by Purchaser herein or in any other document furnished by Purchaser to any of the foregoing in connection with this transaction.

4. Miscellaneous.

4.1. Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. None of the Company or the Purchasers shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto. Notwithstanding the foregoing, each Purchaser may assign its rights hereunder to any Person that purchases the Units in a private transaction from such Purchaser or to any of such Purchaser's Affiliates, without the consent of the Company.

4.2. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Any party delivering an electronic signature agrees that such electronic signature is the legally binding equivalent to such party's handwritten signature and has the same validity and meaning as such party's handwritten signature. Such party further agrees that such party will not, at any time in the future, repudiate the meaning of such electronic signature or claim that such electronic signature is not legally binding. Such party further agrees that no certification authority or other third party verification is necessary to validate such electronic signature and that the lack of such certification or third party verification will not in any way affect the enforceability of such electronic signature or any resulting contract.

4.3. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

4.4. Notices, etc. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (c) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All notices or communications shall be sent to the Purchasers at their address provided to the Platform and delivered to the Company, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Agreement. All notices or communications shall be sent to the Company at the following address:

Future / Proof
PO Box 150397
Austin, Texas 78715

4.5. Fees and Expenses. The Company and the Purchasers shall each pay their own expenses in connection with the transactions contemplated by this Agreement.

4.6. Attorneys' Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing

party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

4.7. Amendments and Waivers. Any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of at least a majority of the then-outstanding Units purchased under the terms of this Agreement by all Purchasers; *provided*, that any amendment or waiver of this Agreement will also require the consent of a particular Purchaser to the extent that, on its face, such amendment or waiver would alter or change the powers, preferences, or special rights of such Purchaser set forth herein, so as to affect them adversely, but not so similarly affect all Purchasers. Any amendment or waiver effected in accordance with this Section shall be binding upon the Purchasers and each transferee of the Units (or the equity issuable upon conversion thereof), each future holder of all such securities, and the Company.

4.8. Severability. In the event any part of this Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement. The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

4.9. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

4.10. Entire Agreement. This Agreement and the agreements, instruments, exhibits and schedules referenced herein (including the Transaction Agreements), contain the entire understanding of the parties with respect to the matters covered herein and therein and supersedes any former agreements or understandings, oral or written (including any term sheet included in the Offering Materials or summary of terms set forth on the Platform). Subject to the exceptions specifically set forth in this Agreement, the terms and conditions of this Agreement shall inure to the benefit of, and be binding upon, the respective executors, administrators, heirs, successors, legal representatives and assigns of the parties to this Agreement.

4.11. Governing Law; Dispute Resolution.

(a) Governing Law. This Agreement shall be governed in all respects by the internal laws of the State of Texas as applied to agreements entered into among Texas residents to be performed entirely within Texas, without regard to principles of conflicts of law.

(b) Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the state courts located in Travis County, Texas and to the jurisdiction of the United States District Court located in Austin, Texas for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the state courts located in Travis County, Texas or the United States District Court located in Austin, Texas, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(c) Waiver of Jury Trial. **EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION AGREEMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL**.

4.12. No Recourse Against Nonparty Affiliates. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement ("***Contracting Parties***"). No Person who is not a Contracting Party, including without limitation any director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any Contracting Party, or any director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any of the foregoing ("***Nonparty Affiliates***"), shall have any liability (whether in contract or in tort, in law or in equity,

or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement. Notwithstanding the foregoing, nothing in this Section 4.12 shall limit any rights of any party to the extent that any Nonparty Affiliate commits (i) willful and knowing fraud with the specific intent to deceive or mislead a Contracting Party or (ii) fraud and/or other claims under federal securities laws, in each case with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

4.13. Third Party Beneficiaries. Except for Section 4.12, this Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

4.14. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

4.15. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

4.16. Termination of Subscription. If each of the representations and warranties of the Purchaser contained herein are not true prior to the purchase of any of the Units by the Purchaser, and written notice of that fact has been given to the Company, then and in any of such events, in the Company's sole discretion, this Agreement shall be null and void and of no further force and effect. In such event, neither party shall have any rights against the other party hereunder and this Subscription will be canceled, and the Purchaser will be paid the Purchaser's proportion of the subscription funds, plus any profits or interests earned thereon.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties have executed this Agreement as of [EFFECTIVE DATE] ___________________.

Number of Series B-1 Preferred Units: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:

Future Proof Brands LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (FOR IRA Use Only):

By: ______________________________

SUBSCRIBER:

____

By: Investor Signature

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited

EXHIBIT A

LLC AGREEMENT

See Attached.

THE MEMBERSHIP INTERESTS IN FUTURE PROOF BRANDS LLC HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS SUCH INTERESTS ARE FIRST REGISTERED PURSUANT TO ALL SUCH APPLICABLE LAWS OR UNLESS COUNSEL SATISFACTORY TO THE COMPANY SHALL HAVE RENDERED A SATISFACTORY OPINION THAT SUCH REGISTRATION IS NOT REQUIRED. THE SALE, ASSIGNMENT, TRANSFER OR OTHER DISPOSITION OF SUCH INTERESTS IS ALSO RESTRICTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT, AS AMENDED.

FIFTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF FUTURE PROOF BRANDS LLC

(a Delaware limited liability company)

Dated as of October 6, 2020

FIFTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
FUTURE PROOF BRANDS LLC

TABLE OF CONTENTS

Exhibits

FIFTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
FUTURE PROOF BRANDS LLC

This Fifth Amended and Restated Limited Liability Company Agreement (this "***Agreement***") of Future Proof Brands LLC, a Delaware limited liability company (the "***Company***"), dated and effective as of October 6, 2020 (the "***Effective Date***"), is by and among those persons and entities identified as the Members on Exhibit A, attached hereto (as amended from time to time).

PRELIMINARY STATEMENTS

A. The Company was formed pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq. (as the same may be amended from time to time, the "***Act***"), by filing the Certificate with the Secretary of State of the State of Delaware.

B. Certain members entered into the Fourth Amended and Restated Limited Liability Company Agreement, dated October 2, 2018 (as amended to date, the "***Existing Operating Agreement***").

C. This Agreement is being entered into in connection with and as a condition to the consummation of the transactions contemplated by that certain Series B-1 Preferred Unit Subscription Agreement, dated on or about the date hereof (the "***Subscription Agreement***"), pursuant to which certain persons and entities will acquire Series B-1 Preferred Units (as defined herein) and will be admitted to the Company as Members.

D. The existing Members wish to amend and restate the Existing Operating Agreement in its entirety to reflect the transactions contemplated by the Subscription Agreement.

E. The Members agree that the membership in and management of the Company shall be governed by the terms set forth in this Agreement.

AGREEMENT

In consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree to amend and restate the Existing Operating Agreement in its entirety as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. Capitalized terms used herein shall have the meaning given to such terms in Exhibit 1.1.

1.2 Construction.

(a) The words “hereof,” “herein,” “hereunder,” and words of similar import, when used in this Agreement, will refer to this Agreement as a whole and not any particular provision of this Agreement.

(b) The terms defined in the singular will have a comparable meaning when used in the plural, and vice versa.

(c) The terms defined in the neuter or masculine gender will include the feminine, neuter and masculine genders, unless the context clearly indicates otherwise.

(d) Unless otherwise noted herein or the context otherwise requires, all references to articles and sections refer to Articles and Sections of this Agreement, and all references to exhibits are to exhibits attached hereto, each of which is made a part hereof for all purposes.

ARTICLE II
ORGANIZATION AND PURPOSE

2.1 Formation; Continuation. The Certificate of Formation of the Company (as amended, the “***Certificate***”) was executed, delivered and originally filed with the Delaware Secretary of State on September 17, 2014. A Manager will execute, deliver, and file any other certificates (and any amendments or restatements thereof) necessary for the Company to qualify to do business in any jurisdiction in which the Company may wish to conduct business.

2.2 Name. The name of the Company is “Future Proof Brands LLC”, and all Company business must be conducted in that name or such other names that comply with applicable law as the Board may select from time to time. The Company was formed under the name BeatBox Beverages, LLC.

2.3 Registered Office; Registered Agent; Principal Office in the United States. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The principal office of the Company shall be located at any other place the Board selects.

2.4 Purpose. The purpose of the Company shall include creating a material positive impact on society and the environment, taken as a whole, from the business and operations of the Company.

2.5 Term. The term of the Company commenced on the date the Certificate was originally filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

2.6 Powers. The Company shall have all powers and rights of a limited liability company organized under the Act, to the extent such powers and rights are not proscribed by the Certificate.

2.7 Foreign Qualification. Prior to the Company's conducting business in any jurisdiction other than the State of Delaware, to the extent required by law, the Board will cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Board, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction.

ARTICLE III
MEMBERS; VOTING POWERS; MEETINGS

3.1 In General. The Members shall not be entitled to participate in the day-to-day affairs and management of the Company, but instead, the Members' right to vote on or otherwise participate in matters relating to the Company shall be limited to those matters specifically delegated to the Members by the Board or the express terms of the Act or the Certificate. Unless otherwise prohibited by the Act or the Certificate, with respect to any matter being voted on by the Members, the consent of a Majority-In-Interest of the Members shall be the act of the Members.

3.2 Action by Members. In exercising their rights as provided in this Agreement, the Members may act through resolutions adopted at meetings or by the written consent of a Majority-In-Interest of the Members.

3.3 Members' Meeting; Notice and Waiver. At any time and from time to time, the Board may call a meeting of the Members; provided that, the Board shall be under no obligation to call a Meeting of the Members. Written notice stating the place, day and hour of any meeting of the Members and the purpose or purposes for which the meeting is called shall be delivered to each Member (either personally by hand or via regular mail, unless the Act requires different notice) not less than ten (10) days or more than sixty (60) days before the date of any such meeting. When any notice of a meeting of the Members is required to be given, a waiver thereof in writing, signed by a Member entitled to such notice, whether given before, at, or after the time of the meeting as stated in such notice, shall be equivalent to the proper giving of such notice.

3.4 Conduct of Meetings. The chairman of any meeting of the Members shall determine the order of business and the procedure at the meeting, including regulation of the manner of voting and the conduct of discussion, and shall appoint a secretary of such meeting to take minutes thereof.

3.5 Participation by Telephone or Similar Communications. Members may participate and hold a meeting by means of conference telephone or similar communications equipment by means of which all Members participating can hear and be heard, and such participation shall constitute attendance and presence in person at such meeting.

3.6 Member's Quorum. A Majority-In-Interest of the Members (present, in person or represented by proxy) shall constitute a quorum at all meetings of the Members. Prompt notice of the taking of any action at a meeting at which less than all of the Units entitled to vote were present shall be given to those Members entitled to vote on the matter who were not present.

ARTICLE IV
CAPITAL; CAPITAL CONTRIBUTIONS

4.1 Capital Contributions; Membership Interests. The Members have made a Capital Contribution to the Company in the amount set forth in the books and records of the Company, which in the case of the Founders, consisted of, and the irrevocable assignment of which they hereby confirm and acknowledge, all of the Assets used or held for use by such Founder, or any affiliate controlled by them, in connection with the business of creating, developing, manufacturing and marketing the food and beverage products currently or anticipated to be produced, marketed, distributed or sold by the Company (the "***Business***"). A Member's ownership interest in the Company shall be represented by the Units held by such Member. Such Units are subject to adjustment pursuant to the terms of this Agreement, and each Member hereby agrees that its Units shall, for all purposes, be personal property. A Member has no ownership interest in specific Company property. The ***Assets*** include: (a) all tangible and personal property, including servers, computer equipment, media and other hardware of Founders, or any affiliate of theirs used in the operation of the Business; (b) all tangible and intangible technology related to the Business, including all know-how, software (in both source and object code), application programming interfaces, algorithms, databases, data collections, protocols, data structures, applications, command structures, development tools, inventions (whether patentable or not), files, records, customer lists, documentation, works, data, Internet addresses, uniform resource locators, sites (and all content contained therein), and any other technology; (c) all intellectual property and embodiments thereof related to the Business, including all patents, utility, models, industrial designs, copyrights, copyrightable subject matter; database rights; mask works rights; trade secrets and other confidential business information, product names, trademarks, trade names, logos, slogans, domain names and service marks together with all goodwill related to the foregoing and any other intellectual property right recognized or protectable by any jurisdiction in the world and all registrations and applications for any of the foregoing; (d) all prepaid expenses and deposits of Founders, or any affiliate of theirs related to the Business; and (e) all rights to income of Founders, or any affiliate of theirs related to the Business. The Assets were directly contributed, conveyed, transferred, assigned and delivered to the Company by the Founders, free and clear of all liens, encumbrances, claims, charges, options, security interests, pledges, rights of first refusal, or other title retention agreement or other restrictions of any kind whatsoever. Founders each hereby covenant to take any and all further actions necessary or appropriate to effect or confirm the contribution described herein. The Units of each Member are maintained on the www.carta.com platform ("***Carta***") and listed in Exhibit A. The Board may redact Exhibit A to remove the number of Units held by the Members prior to distribution to any Member.

4.2 Units. The statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of Membership Interest of the Company, including the common units (the "***Common Units***"), the series seed preferred units (the "***Series Seed Preferred Units***"), the series A preferred units (the "***Series A Preferred Units***"), the series B preferred units (the "***Series B Preferred Units***") and the Series B-1 preferred units (the "***Series B-1 Preferred Units***", and together with the Series Seed Preferred Units, the Series A Preferred Units and the Series B Preferred Units the "***Preferred Units***") is attached hereto as Exhibit 4.2. 421,680 Common Units have been reserved for issuance as Profits Interests (as defined herein), which issuances shall be reserved for employees, Managers, eligible consultants and other service providers of the Company and its affiliates.

4.3 Additional Offerings of Units. The Board shall have the authority to issue additional Units in the form of New Equity Securities upon such terms and conditions (including, without limitation, voting rights and provisions for repayment of Capital Contributions) as are determined by the Board in its sole discretion, subject to any contractual obligations the Company may have regarding consent to do so. As a condition of being admitted to the Company, each additional member shall execute a counterpart signature page to this Agreement or otherwise agree to be bound by the terms and conditions hereof by way of a joinder.

4.4 Status of Capital Contribution. Except as otherwise specifically provided for in this Agreement: (a) no Member shall receive any interest salary or drawing with respect to its Capital Contribution(s), nor shall any Members be allowed to withdraw or have refunded any Capital Contribution; and (b) no Member shall have any personal liability for the repayment of any Capital Contribution of any other Member.

4.5 Capital Accounts.

(a) An individual capital account ("***Capital Account***") shall be maintained for each of the Members in accordance with Section 704 of the Code and the Treasury Regulations thereunder with such adjustments as may be required thereby. Without limiting the generality of the foregoing, a Member's Capital Account will generally be computed as follows:

(i) increased by (A) the amount of money contributed by the Member to the Company (including the amount of any Company liabilities that are assumed by such Member other than in connection with distribution of Company property); (B) the fair market value of the property contributed by the Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); and (C) allocations to the Member of Net Profits and gain (or items thereof); and

(ii) decreased by (A) the amount of money distributed from the Company to the Member (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with the contribution of property to the Company); (B) the fair market value of the property distributed to the Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); (C) allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to Capital Account; and (D) allocations to the Member of Net Losses and deduction (or items thereof).

(b) It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Treasury Regulations Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Treasury Regulation.

(c) If, after the allocations described in Section 5.1(a) have been made, the Member's Capital Account attributable to the exercise by such Member of a noncompensatory option does not reflect such Member's relative right to share in Company capital, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), Company capital shall be reallocated between the

existing Members and the exercising Member to the extent necessary to cause the exercising Member's Capital Account to reflect the exercising Member's right to share in Company capital under this Agreement.

4.6 Sale or Exchange of Units. In the event of a permitted Transfer of Units in accordance with Article IX, the Capital Account of the transferor shall become the Capital Account of the transferee in proportion to the percentage of the transferor's Units actually Transferred.

ARTICLE V
ALLOCATIONS; DISTRIBUTIONS; WITHHOLDING

5.1 Allocations.

(a) In General. After giving effect to the special allocations made pursuant to Section 5.1(b), Net Profits and Net Losses for a taxable period shall be allocated to the Members in a manner that shall cause the Capital Account of each Member to equal, as nearly as possible, (i) the amount such Member would receive if all assets of the Company on hand at the end of such taxable period were sold for cash equal to their Carrying Values, all liabilities of the Company were satisfied in cash in accordance with their terms (limited in the case of non-recourse liabilities to the Carrying Value of the property securing such liabilities), all Restricted Units for which an election under Section 83(b) of the Code has been made became fully vested Units, and all remaining cash were distributed to the Members under Section 10.4, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. In making allocations of items of income gain, loss and deduction attributable to unrealized income, gain, loss and deduction in Company assets as a result of an adjustment to the Carrying Values of the Company property after exercise of a noncompensatory option, the Company shall follow the rules prescribed in Treasury Regulations Section 1.704-1(b)(2)(iv)(s).

(b) Regulatory Allocations.

(i) *Company Minimum Gain Chargeback.* If there is a net decrease in Company Minimum Gain during any taxable year, the "minimum gain chargeback" described in Treasury Regulations Section 1.704-2(f) and Treasury Regulations Section 1.704-2(g) shall apply.

(ii) *Member Nonrecourse Debt Minimum Gain Chargeback.* If there is a net decrease in Member Nonrecourse Debt Minimum Gain during any taxable year, the "partner minimum gain chargeback" described in Treasury Regulations Section 1.704-2(i)(4) shall apply.

(iii) *Qualified Income Offset.* This Section 5.1(b)(iii) incorporates the "qualified income offset" set forth in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) as if those provisions were fully set forth in this Section 5.1(b)(iii).

(iv) *Nonrecourse Deductions.* Nonrecourse Deductions for any taxable year shall be allocated to the Members in accordance with their percentage of Units (other than Restricted Units) held relative to other Members.

(v) *Member Nonrecourse Deductions*. Member Nonrecourse Deductions for any taxable year shall be specially allocated to the Members who bear the economic risk of loss for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable, as provided in Treasury Regulations Section 1.704-2(i)(l).

(vi) *Section 754 Adjustment*. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) or 1.704-1(b)(2)(iv)(*m*)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) applies, or to the Member to which such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(4) applies.

(vii) If any holder of Restricted Units forfeits all or a portion of such Restricted Units, such holder shall be allocated items of loss and deduction in the year of such forfeiture in an amount equal to the portion of such holder's Capital Account attributable to such forfeited Restricted Units.

(c) Tax Allocations.

(i) In the case of any Company asset the Carrying Value of which differs from its adjusted tax basis for United States federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated for United States federal income tax purposes, as reasonably determined by the Board, in accordance with the principles of Sections 704(b) and (c) of the Code so as to take account of the difference between Carrying Value and adjusted basis of such asset.

(ii) Except as set forth in this Section 5.1(c), the income, gains, losses and deductions of the Company shall be allocated for federal, state and local income tax purposes among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for purposes of computing their Capital Accounts; except that if any such allocation is not permitted by the Code or other applicable law, then the Company's subsequent income, gains, losses and deductions for tax purposes shall be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(iii) In any cases in which it is necessary to determine the Net Profits, Net Losses or any other items allocable to any period, Net Profits, Net Losses and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Board using any permissible method under Code Section 706 and the Treasury Regulations thereunder in good faith.

(iv) The Company shall allocate all "excess nonrecourse liabilities" within the meaning of Treasury Regulations Section 1.752-3(a)(3) to the Members pro rata in

proportion to their percentage of Units (other than Restricted Units) held relative to other Members.

(v) Allocations pursuant to this Section 5.1(c) are solely for the purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, distributions or other Company items pursuant to any provision of this Agreement.

(vi) In accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(s)(4) and 1.704-1(b)(4)(x), if Company capital is reallocated in accordance with Section 4.5(c), beginning with the year of reallocation and continuing until the allocations required are fully taken into account, the Company will make corrective allocations (allocations of items of gross income or gain or loss or deduction for federal income tax purposes that do not have a corresponding book allocation) to take into account the Capital Account reallocation.

(vii) The Members acknowledge and are aware of the income tax consequences of the allocations made pursuant to this Article V and, except as may otherwise be required by applicable law or regulatory requirements, hereby agree to be bound by the provisions of this Article V in reporting their shares of Company income, gain, loss, deduction and credit for federal, state and local income tax purposes.

5.2 Distributions.

(a) All distributions of Available Cash or other property (except upon the Company's dissolution, which shall be governed by the applicable provisions of the Act and this Agreement) shall be made to the Members at the times and in the amounts as determined by the Board in its sole discretion. All distributions shall be made to the Members, pro rata, in accordance with their percentage of Units (other than Restricted Units) held relative to other Members, provided that Restricted Units shall be entitled to distributions only after they have fully vested.

(b) Notwithstanding the foregoing, to the extent the Company has Available Cash, the Board shall cause the Company to distribute to the Members an amount of cash sufficient to permit the Members to satisfy their federal income tax obligations with respect to income allocated to the Members during a taxable period. The amount of a distribution pursuant to this Section 5.2(b) to a Member for a taxable period shall equal (i) the amount of income allocated to such Member by the Company during such taxable period, reduced by any losses previously allocated to such Member by the Company, multiplied by (ii) the highest marginal federal income tax rate applicable to individuals during such taxable period (taking into account the character of the income so allocated). Any such distribution shall be made pro rata to the Members in proportion to the amount of taxable income allocated to the Members during such taxable period. Distributions pursuant to this Section 5.2(b) shall be treated as an advance of distributions pursuant to Section 5.2(a), and future distributions to a Member pursuant to Section 5.2(a) shall be offset by prior distributions to such Member under this Section 5.2(b).

(c) Notwithstanding any other provision of this Agreement, no distribution shall be made if such distribution would violate any contract or agreement to which the Company is then

a party or any law, rule, regulation, order or directive of any governmental authority then applicable to the Company.

5.3 Withholding.

(a) The Company may be required to withhold a certain portion of the taxable income and gain, if any, allocated or distributed to a Member unless such Member provides documentation confirming that such Member is not subject to withholding, or is subject to a reduced rate of withholding. Each Member is urged to consult with a tax advisor concerning the application of the United States withholding rules to such Member.

(b) All amounts withheld or required to be withheld pursuant to the Code or any provision of any federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members and treated by the Code (whether or not withheld pursuant to the Code) or any such tax law as amounts payable by or in respect of any Member shall be treated as amounts distributed to the Member with respect to whom such amount was withheld pursuant to this Article V for all purposes under this Agreement. The Company is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local or foreign law, and shall allocate such amounts to the Members with respect to which such amount was withheld.

ARTICLE VI
MANAGEMENT

6.1 Board.

(a) The business of the Company shall be managed by or under the direction of the Board, and, subject to the limitations set forth in this Agreement, the Board shall have full, exclusive and complete authority and discretion in the management and control of the administration, affairs and operations of the Company. Each member of the Board shall be a "manager" of the Company for purposes of Section 18-101(10) of the Act (each, a "***Manager***"). Subject to the last sentence of this Section 6.1, the number of Managers shall initially be five, though the number of Managers may be increased or decreased from time to time by the affirmative vote of the Majority-In-Interest of the Members and a Majority-In-Interest of the Common Holders, and Exhibit 6.1 shall be updated from time to time to reflect any such changes. A Majority-In-Interest of the Common Holders shall be entitled to elect two Managers (the "***Common Managers***"), a Majority-In-Interest of the Series Seed Preferred Units shall be entitled to elect one Manager for so long as any Series Seed Preferred Units are outstanding, who shall initially be designated by Jeffrey Cuban (the "***Series Seed Manager***"), a Majority-In-Interest of the Series A Preferred Units shall be entitled to elect one Manager for so long as any Series A Preferred Units are outstanding, who shall initially be designated by Rod Hildebrant and Matthew Meehan (the "***Series A Manager***" and together with the Series Seed Manager, the "***Preferred Managers***") and the Common Managers and the Preferred Managers then in office shall be entitled to designate one Manager (the "***Mutual Manager***"). The initial Managers of the Board are listed on Exhibit 6.1 hereto. Notwithstanding the foregoing, upon the occurrence of and during the continuation of any Event of Default (as defined in that certain Loan and Security Agreement, by and between the Company and Darco Investments LLC as administrative agent and collateral

agent, dated September 16, 2019 (the "***Loan Agreement***")), Darco Investments LLC shall have the special right to and may, following written notice delivered to the Company, appoint a number of additional Managers and fill such newly created vacancies to the extent necessary for Darco Investments LLC to have its designees constitute a majority of the Managers of the Board, such determination to be made based on the number of then authorized Board seats, including those that may at such time be vacant; *provided*, *however*, such right will terminate immediately upon the full and final payment in Cash of all Obligations (other than inchoate obligations) under the Loan Agreement (each as defined in the Loan Agreement) and any Managers designated by Darco Investments LLC shall immediately thereafter be deemed to resign from the Board (with the size of the Board automatically reducing by each deemed resignation).

(b) Except as expressly prohibited in the Act, the Certificate, or this Agreement (and subject to any consent or other rights contained in any terms of any contractual agreement with the Company), the right to manage, control, and conduct the business and affairs of the Company and to take any and all actions on behalf of the Company shall be vested completely and exclusively in the Board, and no Member, in its capacity as member, shall have any part in the management of the Company or any authority to act on the behalf of or bind the Company in connection with any matter. Regular meetings of the Board are not required but may be held at such time and place as the Board deems necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference telephone or by any other means permitted under Delaware law. In addition, actions may be taken without a meeting if all appointed members of the Board sign a written consent reflecting the action taken.

(c) Each Manager shall have one vote and, unless otherwise expressly stated in this Agreement, all actions requiring the consent or approval of the Board shall require the consent of a majority of the Board. Notwithstanding anything contained herein to the contrary, a Manager shall not have any power or authority to act individually on behalf of the Company in his or her capacity as a Manager except for such power or authority as may be specifically conferred upon such Manager by this Agreement or by action of the Board.

(d) To the fullest extent permitted by the Act, a person, in performing his or her duties and obligations as a Manager under this Agreement, shall be entitled to act or omit to act at the direction of the Members that designated such person to serve on the Board, considering only such factors, including the separate interests of the designating Members, as such Manager or Members choose to consider, and any action of a Manager or failure to act, taken or omitted in good faith reliance on the foregoing provision shall not, as between the Company and the other Members, on the one hand, and the Manager or Members designating such Manager, on the other hand, constitute a breach of any duty (including any fiduciary or other similar duty, to the extent that such exists under the Act or any other applicable law, rule or regulation) on the part of such Manager or Members of the Company or any other Manager or Member.

6.2 Specific Powers and Duties of the Board. The powers and duties of the Board shall include, but shall not be limited to:

(a) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness and the incurring of any other obligations and the securing of same by mortgage, deed of trust or other lien or encumbrance;

(b) the making of tax, regulatory and other filings or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company;

(c) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company or the merger or other combination of the Company with or into another Person;

(d) the use of the assets of the Company (including, without limitation, the financing of the conduct of the operations of the Company, and the repayment of obligations of the Company);

(e) the negotiation, execution and performance of any contracts, conveyances or other instruments (including, without limitation, instruments that limit the liability of the Company under contractual arrangement to all or particular assets of the Company, with the other party to the contract to have no recourse against the Members or their assets other than their interests in the Company, even if same results in the terms of the transaction being less favorable to the Company than would otherwise be the case); and

(f) the opening of bank accounts or the appointment of agents to open such bank accounts and the designation of signatories with respect thereto as deemed necessary and desirable for the conduct of the business of the Company.

6.3 Actions by the Board/Officers. In managing the business and affairs of the Company and exercising its powers, the Board may act through resolutions adopted at meetings and in written consents. The Board is authorized to appoint one or more officers from time to time. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Board, and to the extent authorized by the Board, any officer may act on behalf of the Company and bind, execute and deliver documents in the name of and on behalf of the Company. The current officers of the Company are listed on Exhibit 6.3. Exhibit 6.3 shall be updated from time to time to reflect any such changes effected by the Board.

6.4 Removal; Resignation. A Manager may be removed, with or without cause, by the Members and/or Managers entitled to designate such Manager. Any Manager may resign at any time; provided that, such resignation will be made in writing and will take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Company. Any vacancies shall be filled in accordance with Section 6.1(a). The acceptance of a resignation by the Board will not be necessary to make it effective, unless expressly so provided in the resignation.

6.5 No Duty to Consult. Except as otherwise provided in this Agreement, the Board shall have no duty or obligation to consult with or seek the advice of the Members.

6.6 Reliance by Other Persons. Any Person dealing with the Company, other than a Member, may rely on the authority of the Board in taking any action in the name of the Company.

6.7 Compensation and Fees. The Board will not be entitled to receive any compensation for its services unless approved by a Majority-In-Interest of the Members.

6.8 Reimbursement. All expenses incurred with respect to the organization, operation and management of the Company shall be borne by the Company.

6.9 Indemnification.

(a) To the fullest extent permitted under applicable law, no Member, Manager or officer of the Company (each, a "***Covered Person***") is liable to the Company or to any of the Members for any losses, claims, damages or liabilities arising (i) by reason of being or having been a Covered Person, or (ii) from any act or omission performed or omitted by the Covered Person in connection with this Agreement or the Company's business or affairs (including any error in judgment in making any investment decisions), including losses due to the negligence of brokers or other agents of the Company, except for any losses, claims, damages or liabilities primarily attributable to such Covered Person's willful misconduct, recklessness, or gross negligence, as finally determined by a court of competent jurisdiction, or as otherwise required by law. Neither the Board nor the Managers are personally liable to any Member for the repayment of any positive balance in such Member's Capital Account or for contributions by such Member to the capital of the Company or by reason of any change in the federal or state income tax laws applicable to the Company or its investors.

(b) The Company must, to the fullest extent permitted by applicable law, indemnify and hold harmless each Covered Person against any losses, claims, damages, liabilities, costs or expenses (including legal fees, judgments and amounts paid in settlement) to which such Covered Person may become subject (i) by reason of being or having been a Covered Person, or (ii) in connection with any matter arising out of or in connection with this Agreement or the Company's business or affairs, unless (A) a court of competent jurisdiction, in a judgment that has become final and that is no longer subject to appeal or review, determines that any such loss, claim, damage, liability, cost or expense is primarily attributable to such Covered Person's willful misconduct, recklessness, or gross negligence, or (B) it is determined in accordance with the Act that such Covered Person did not act in good faith and did not reasonably believe that the Covered Person's conduct was, in the case of the Board (in its capacity as a manager of the Company), in the Company's best interests or, in all other cases, at least not opposed to the Company's best interests. The right to indemnification granted by this Section 6.9(b) is in addition to any rights to which the Covered Person may otherwise be entitled and inures to the benefit of the successors or assigns of such Covered Person.

(c) If any Covered Person becomes involved in any capacity in any action, proceeding or investigation in connection with any matter arising out of or in connection with this Agreement or the Company's business or affairs, the Company must pay (as they are incurred) the Covered Person's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith after the Company receives (i) a written affirmation by the Covered Person of the Covered Person's good faith belief that it has met the standard of conduct necessary for indemnification under Section 6.9(b), and (ii) a written undertaking by or on behalf of the Covered Person to repay to the Company the amount of any such expenses paid to the extent that it is ultimately determined that such Covered Person is not entitled to be indemnified by the Company in connection with such action, proceeding or investigation as provided in the exceptions contained in the first sentence of Section 6.9(b) or under applicable law.

(d) Any indemnification of or advancement of expenses to a Covered Person will be reported in writing to the Members not later than six (6) months after the date that the indemnification or advancement of expenses occurs. If for any reason (other than the willful misconduct, recklessness, or gross negligence of such Covered Person) the foregoing indemnification is unavailable to such Covered Person, or insufficient to hold it harmless, then the Company must, to the fullest extent permitted by applicable law, contribute to the amount paid or payable by such Covered Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Covered Person on the other hand or, if such allocation is not permitted by applicable law, to reflect not only the relative benefits referred to above but also any other relevant equitable considerations.

(e) In any suit brought to enforce a right to indemnification or to recover an advancement of expenses, the burden of proving that the Covered Person or other Person claiming a right to indemnification is not entitled to be indemnified, or to an advancement of expenses, hereunder is on the Company (or any Member acting derivatively or otherwise on behalf of the Company or the Members). No Covered Person may satisfy any right of indemnity or advancement of expenses granted in Section 6.9(b) or to which it may be otherwise entitled except out of the assets of the Company, and no Member is personally liable with respect to any such claim for indemnity or advancement of expenses. The Board, in its sole discretion, may obtain appropriate insurance on behalf of the Company to secure the Company's obligations hereunder.

6.10 Conversion to a Corporation.

(a) Subject to any consent or other rights contained in any terms of any contractual agreement with the Company, the Board may cause the conversion of the Company, or any portion thereof, into a corporation, including by (i) the transfer of all of the assets of the Company, subject to the Company's liabilities, or the transfer of any portion of such assets and liabilities, to one or more corporations in exchange for shares of any such corporations and the subsequent distribution of such shares, at such time as the Board may determine, to the Members, (ii) conversion of the Company into a corporation pursuant to the relevant provisions of the Act, or (iii) Transfer by each Member of Units held by such Member to one or more corporations in exchange for shares of any such corporations (including by merger of the Company into a corporation) (each of (i), (ii) and (iii), a "***Reorganization***"). The Members shall take all actions reasonably requested by the Board in connection with the consummation of such Reorganization, including without limitation consenting to, voting for and waiving any dissenters rights, appraisal rights or similar rights (but excluding any consent or other rights contained in any terms of any contractual agreement with the Company) and participating in any exchange or other transaction required in connection with such Reorganization. The Company shall pay any and all reasonable organizational, legal and accounting expenses and filing fees incurred by the Company and the Members in connection with such Reorganization; provided, that the Company shall only have to pay for one counsel to represent the interests of the Founders.

(b) In connection with any Reorganization as described in Section 6.10(a)(i) above, the shares (which will be valued at their fair market value) received will be distributed in accordance with Section 5.2 and the holders of unvested Restricted Units will receive replacement grants that would approximate the fair market value of the unvested Restricted Units as determined by the Board of Managers.

(c) In connection with any Reorganization as described in Section 6.10(a)(ii) above:

(i) each class or series of Units shall be converted into a proportionate amount of stock of a corresponding class or series of stock of the resulting corporation holding the same rights and privileges as the class or series from which the Units converted, with such proportion to be determined by applying Section 5.2 to the total number of shares of stock to be distributed upon conversion (which shares will be valued at their fair market value);

(ii) each holder of Common Units shall receive such holder's proportionate share of the aggregate number of shares of common stock to be allocated to Common Units pursuant to Section 6.10(c)(i) based on such Member's ownership percentage of Common Units;

(iii) each holder of a class or series of Preferred Units shall receive such holder's proportionate share of the aggregate number of shares of preferred stock (or a similar class or series of stock) to be allocated to such class or series of Preferred Units pursuant to Section 6.10(c)(i) based on such Member's ownership percentage of such class or series of Preferred Units.

(d) In connection with any such Reorganization as described in Section 6.10(a)(iii) above, each class of Units shall be converted into the right to receive the same series or class of securities of the corporation and such securities shall be allocated among the Common Units and the Preferred Units, and among the holders of Common Units and Preferred Units, in the same manner as shares of stock are allocated in the event of a Reorganization under Section 6.10(a)(ii) as provided in Section 6.10(c).

(e) In connection with any Reorganization as provided in Section 6.10(a)(ii) or Section 6.10(a)(iii) above, (i) each holder of a particular class or series of Units shall receive the same form of securities and the same amount of securities per Unit of such class or series and if any holders of a class or series of Units are given an option as to the form and amount of securities to be received (other than any rollover investment in such Drag-along Sale), each holder of such class or series of Units shall be given the same option and (ii) each holder of Units agrees to the Transfer of its Units in accordance with the terms of conversion or exchange, as applicable, as provided by the Board (provided that such terms of conversion are in compliance with this Section 6.10). Each holder of Units further agrees that as of the effective date of such conversion or exchange any Unit outstanding thereafter that shall not have been tendered for conversion or exchange shall represent only the right to receive a certificate representing the number of shares of any such corporations as provided in the terms of such conversion or exchange.

6.11 Consideration of Interests.

(a) In discharging the duties of their positions and in considering the best interests of the Company, a Manager shall consider the effects of any action or inaction on:

(i) the Members of the Company;

(ii) the employees and work force of the Company, its subsidiaries, and its suppliers;

(iii) the interests of its customers as beneficiaries of the purpose of the Company to have a material positive impact on society and the environment;

(iv) community and societal factors, including those of each community in which offices or facilities of the Company, its subsidiaries, or its suppliers are located;

(v) the local and global environment;

(vi) the short-term and long-term interests of the Company, including benefits that may accrue to the Company from its long-term plans and the possibility that these interests may be best served by the continued independence of the Company; and

(vii) the ability of the Company to create a material positive impact on society and the environment, taken as a whole.

(b) In discharging his or her duties, and in determining what is in the best interests of the Company and its Members, a Manager shall not be required to regard any interest, or the interests of any particular group affected by an action or inaction, including the Members, as a dominant or controlling interest or factor. A Manager shall not be personally liable for monetary damages for: (i) any action or inaction in the course of performing the duties of a Manager under this paragraph if the Manager was not interested with respect to the action or inaction; or (ii) failure of the Company to create a material positive impact on society and the environment, taken as a whole.

(c) A Manager does not have a duty to any person other than a Member in its capacity as a Member with respect to the purpose of the Company or the obligations set forth in this Article, and nothing in this Article express or implied, is intended to create or shall create or grant any right in or for any person other than a Member or any cause of action by or for any person other than a Member or the Company.

(d) Notwithstanding anything set forth herein, a Manager is entitled to rely on the provisions regarding "best interests" set forth above in enforcing his or her rights hereunder and under state law, and such reliance shall not, absent another breach, be construed as a breach of a Manager's duty of care, even in the context of a Change in Control where, as a result of weighing the interests set forth in subsection (a)(i)-(vii) above, a Manager determines to accept an offer, between two competing offers, with a lower price per unit.

(e) A Manager who makes a business judgment in good faith fulfills the duty under this section if the Manager: (i) is not interested in the subject of the business judgment; (ii) is informed with respect to the subject of the business judgment to the extent the director reasonably believes to be appropriate under the circumstances; and (iii) rationally believes that the business judgment is in the best interests of the Company.

ARTICLE VII
REPRESENTATIONS, WARRANTIES AND COVENANTS

7.1 Generally. Each Member represents, warrants, and covenants to the other Members and the Company that on and after the date such Member executes this Agreement (all of which will survive the termination of the Company):

(a) such Member has the full power, authority and legal right to engage in all the transactions contemplated by this Agreement;

(b) neither the execution nor delivery of this Agreement will conflict with or result in a breach of any of the provisions of any judgment, order, writ, injunction or decree of any court, administrative agency or other governmental authority, or of any agreement or other instrument to which such Member or any of its Affiliates is a party or by which any of them is bound, or constitute a default under any thereof, or, to such Member's knowledge, conflict with or result in a breach of any applicable law, rule or regulation of any such governmental authority, or result in the creation or imposition of any lien, charge or encumbrance upon any property of such Member or any of its Affiliates; and

(c) no consent, approval or other authorization of or by any court, administrative agency or other governmental authority or any other entity is required in connection with the execution, delivery or compliance with the provisions, of this Agreement by such Member that has not been delivered to the other Members.

7.2 Anti-Money Laundering Regulations. Each Member hereby acknowledges that it is the Company's intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("***PATRIOT Act***"). In furtherance of such efforts, each Member hereby represents, covenants, and agrees that, to the best of such Member's knowledge based on reasonable investigation:

(a) none of such Member's Capital Contributions (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations;

(b) to the extent within such Member's control, none of such Member's Capital Contributions will cause the Company or any of its personnel to be in violation of federal anti-money laundering laws, including without limitation the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and any regulations promulgated thereunder; and

(c) when requested by the Board, such Member will provide any and all additional information deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities.

7.3 **Divestiture**. If any regulatory authority notifies the Company that the Company will lose its alcoholic beverage permit(s) because a Member or related party or affiliate thereof (including limited partners or members thereof) (i) owns any interest in, whether directly or indirectly, or serves as an officer, director, manager, employee or agent of, (ii) owns an interest in, or serves as an officer, director, manager, employee or agent of, any company that leases property or equipment to, (iii) has loaned any funds to, or by means of such member's credit has secured a loan for, or (iv) has secured or in any manner has obtained the use of any premises, fixtures, or equipment for the benefit of: any company that holds (A) a permit issued by the Texas Alcoholic Beverage Commission that authorizes the wholesale distribution or retail sale of alcoholic beverages; (B) a Winery Permit issued under Chapter 16 of the Texas Alcoholic Beverage Code; (C) a permit issued by an agency that regulates alcoholic beverages in a state other than Texas that will jeopardize the Company's alcoholic beverage permit in another state; then such member agrees to transfer such member's Units to a person that does not engage in any activity that presents a conflict with the Company's alcoholic beverage permit. In the event that such member does not make a transfer within thirty (30) days from receipt of notice from the Company that a transfer is required to resolve a regulatory conflict, the Company will have the right to redeem all (but not less than all) of the Units of such member at a price per share equal to the then-current fair market value, as determined by the Board in good faith, payable within 24 months of such redemption. This redemption right is assignable in the Board's sole discretion, and title to the Units will transfer at the time the Company elects to exercise its redemption right not when final payment for such Units is made.

ARTICLE VIII
RECORDS, REPORTS, COMPANY ACCOUNTING.

8.1 **Books and Records; Waiver**. The Company shall maintain complete books and records accurately reflecting the accounts, business, transactions and Members of the Company. Any Member, in person or by attorney or other agent, shall, upon written demand, under oath stating the purpose thereof, have the right, at such Member's sole cost and expense, to receive:

(a) promptly after becoming available, a copy of the Company's federal, state and local income tax returns for each year; and

(b) a copy of this Agreement and the Certificate (including all amendments thereto), together with executed copies of any written powers of attorney pursuant to which this Agreement and the Certificate have been executed;

provided that, for purposes of this Section 8.1, the term "under oath" means a statement or statements the declarant affirms to be true under penalty of perjury under the laws of the United States or any state. Notwithstanding the foregoing, the Company shall not be obligated to provide to any Member any document or information that is covered or protected by any: (x) attorney-client privilege or work-product doctrine; (y) applicable law, including without limitation the Americans with Disabilities Act; or (z) applicable agreements, including without limitation any agreements between the Company and any third parties concerning confidentiality and non-disclosure of information.

Each Member hereby acknowledges and agrees that until the consummation of the Qualified Public Offering, such Member shall hereby be deemed to have unconditionally and

irrevocably, to the fullest extent permitted by law, on behalf of such Member and all beneficial owners of the Units owned by such Member (a "**Beneficial Owner**"), waived any rights such Member or a Beneficial Owner might otherwise have had under the Act (or under similar rights under other applicable law) to inspect for any proper purpose and to make copies and extracts from the Company's unit ledger, a list of its Members and its other books and records or the books and records of any subsidiary. This waiver does not affect any other information rights such Member may expressly have pursuant to the Investors' Rights Agreement, by and between the Company and certain Members, dated on or about the date hereof. Each Member hereby further warrants and represents that such Member has reviewed this waiver with its legal counsel, and that such Member knowingly and voluntarily waives its rights otherwise provided by the Act (or under similar rights under other applicable law).

8.2 **Confidentiality**. Anything in this Agreement to the contrary notwithstanding, no Member by reason of this Agreement shall have access to any trade secrets or Confidential Information (as defined below) of the Company. The Company shall not be required to comply with any information rights of any Member whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor. Each Member agrees to maintain the confidentiality of the Confidential Information, except that Confidential Information may be disclosed (a) to its and its Affiliates' directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Confidential Information and instructed to keep such Confidential Information confidential), (b) to the extent requested by any regulatory authority (including any self-regulatory authority), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process or request, (d) to any other party to this Agreement to the extent they are bound by this Section, (e) in connection with the exercise of any remedies hereunder or any suit, action or proceeding relating to this Agreement or the enforcement of rights under this Agreement, (f) subject to an agreement containing provisions substantially the same as those of this Section, to any assignee of, or any prospective assignee of any of its rights or obligations under this Agreement, (g) with the consent of the Board of Managers, including the Preferred Managers, (h) to holders of equity interests in the Company, or (i) to the extent such Confidential Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to such Member on a non-confidential basis. For the purposes of this Section, "***Confidential Information***" means all confidential information received from the Company relating to the Company or its business, other than any such information that is available to Members on a non-confidential basis prior to disclosure by the Company. Any Person required to maintain the confidentiality of Confidential Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Confidential Information as such Person would accord to its own confidential information.

EACH MEMBER ACKNOWLEDGES THAT CONFIDENTIAL INFORMATION (AS DEFINED IN THIS SECTION) FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION CONCERNING THE COMPANY, AND ITS RELATED PARTIES OR THEIR RESPECTIVE SECURITIES, AND CONFIRMS THAT IT WILL HANDLE SUCH MATERIAL NON-PUBLIC

INFORMATION IN ACCORDANCE WITH APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.

The Company acknowledges that many of the Members are in the business of venture capital investing and routinely review the business plans and related information of other enterprises, including enterprises which may have products or services which compete directly or indirectly with those of the Company. As a result, for some Members it may be difficult or impossible to enter into potentially conflicting confidentiality and non-use agreements. Therefore, notwithstanding the above, any Member may provide written notice to the Company instructing the Company that it no longer wishes to obtain Confidential Information from the Company. As provided above, the Company will continue to have no obligation to provide Confidential Information to any Member. For the sake of clarity, any Confidential Information provided prior to such notice shall continue to be protected by the provisions of this Section. This right to opt out of receiving Confidential Information shall survive any subsequent amendment and restatement of this Agreement, any successor confidentiality agreement or provision which the Company subsequently asks all equity holders to execute in conjunction with a later financing round or otherwise and each Member shall also have a similar right to individually opt out of any subsequent non-competition, non-solicitation, non-disparagement or similar obligation, if generally imposed by the terms of a subsequent financing by similarly providing written notice to the Company of such election.

8.3 **Financial and Operating Statements and Tax Returns**. Within ninety (90) days after the close of each fiscal year of the Company, the Board shall use commercially reasonable efforts to:

(a) cause to be delivered to each Member a statement setting forth such Member's allocable share of all tax items of the Company for such year, and all such other information as may be required to enable each Member to prepare its federal, state and local income tax returns in accordance with all then applicable laws, rules and regulations;

(b) cause to be delivered to each Member unaudited financial statements of the Company for such fiscal year, including (i) a balance sheet as of the end of such fiscal year, and (ii) a statement of profit and loss for such fiscal year; and

(c) cause to be prepared and filed all federal, state and local income tax returns required of the Company for each fiscal year.

8.4 **Banking**. The funds of the Company shall be kept in one or more separate bank accounts in the name of the Company in such banks or other federally insured depositories as may be designated by the Board, or shall otherwise be invested in the name of the Company in such manner and upon such terms and conditions as may be designated by the Board. All withdrawals from any such bank accounts or investments established by the Board or a Manager hereunder shall be made on such signature or signatures as may be authorized from time to time by the Board. Any account opened by a Manager for the Company shall not be commingled with other funds of the Manager or interested persons.

8.5 Tax Matters.

(a) The Members designate Justin Fenchel as the Tax Matters Member. The "***Tax Matters Member***" means the "tax matters partner" (within the meaning of Section 6231(a)(7) of the Code as in effect prior to the enactment of the Bipartisan Budget Act of 2015) for periods prior to the effectiveness with respect to the Company of the Bipartisan Budget Act of 2015 partnership audit rules and thereafter the "partnership representative" as such term is defined in Section 6223(a) of the Code or any similar provisions established under United States state or local law.

(b) The Tax Matters Member is authorized to make any available election related to Code Sections 6221 through 6241 (or any similar provisions under United States state or local law) and take any action it deems necessary or appropriate to comply with the requirements of the Code and conduct the Company's affairs under Code Sections 6221 through 6241 (or any similar provisions under United States state or local law), and the Members shall take such actions requested by the Tax Matters Member in furtherance of such elections. The Tax Matters Member shall annually make an election under Code Section 6221(b) to elect out of the partnership audit provisions under Code Sections 6221-6241, to the extent the Company is eligible to make such an election.

(c) The Tax Matters Member shall have the authority to extend the statute of limitations for assessment of tax deficiencies against the Members with respect to adjustments to the Company's federal, state, local or foreign tax returns, and to the extent provided in Sections 6221 through 6231 of the Code, to represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company and the Members in their capacities as members, and to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members; provided that, to the extent any such extension, agreement, election or document might have a material effect on any Member, such Member must consent in writing to such extension, agreement, election or document and the Tax Matters Member must reasonably consult with such Member in any discussions or negotiations associated with such agreement or document; and provided further that the Tax Matters Member shall not bind any Member to a settlement agreement without the written consent of such Member. Each Member agrees to cooperate with the Manager and the Tax Matters Member and to do or refrain from doing any or all things reasonably required by the Board and the Tax Matters Member to conduct such proceedings.

(d) The Tax Matters Member shall keep each Member informed of all administrative and judicial proceedings, as required by Section 6223(g) of the Code, and shall furnish each Member who so requests in writing a copy of each notice or other communication received by the Tax Matters Member. If any Member intends to file a notice of inconsistent treatment under Section 6222(b) of the Code, such Member shall, prior to the filing of such notice, provide notice to the Tax Matters Member of such intent and the manner in which the Member's intended treatment of the Company item is (or may be) inconsistent with the treatment of that item by the Company.

(e) The Members intend for the Company to be classified as a partnership for federal income tax purposes, and neither the Company nor any Member shall make any election to the contrary or take any action that would cause the Company to be classified as a corporation. The

Tax Matters Member shall cause the Company to make such other tax elections as it shall deem to be in the best interests of the Company and the Members.

(f) The Company shall prepare and timely file all U.S. federal, state and local and foreign tax returns required to be filed by the Company. Unless otherwise agreed by the Board, any income tax return of the Company shall be prepared by an independent public accounting firm of recognized standing selected by the Board. Each Member shall furnish to the Company all pertinent information in its possession relating to the Company's operations that is necessary to enable the Company's tax returns to be timely prepared and filed. The Company shall deliver to each Member as soon as practicable after the end of the applicable fiscal year, a Schedule K-1 together with such additional information as may be required by the Members in order to file their individual returns reflecting the Company's operations. The Company shall bear the costs of the preparation and filing of its tax returns.

ARTICLE IX
TRANSFERS; ASSIGNMENT; RESIGNATION

9.1 Transfers and Assignments.

(a) Each Member hereby covenants and agrees that it will not, directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate or otherwise dispose of or encumber (collectively, "***Transfer***") of all or any Units to any Person without the prior written consent of the Board, which consent shall not be unreasonably withheld; provided that, the Board shall be entitled to condition its consent upon the receipt of such documents and other information regarding the proposed transferee as may be reasonably requested by the Board. Any Transfer or attempted Transfer of Units in violation of this Agreement shall be null and void. Notwithstanding the foregoing, a Member may assign Units to an Estate Planning Entity or Affiliate without the consent of the Board as long as such Transfer does not result in material additional legal, tax or regulatory burdens on the Company or its Members. Additionally, assuming all proper consents have been obtained, the Company may issue new Units to new members. A Person that acquires Shares in accordance with this section shall be admitted as a Member of the Company after the person has agreed to be bound by the terms of this Agreement by executing a consent in the form of Exhibit 9.1. For the avoidance of doubt, examples of the basis for the Company to reasonably withhold its consent include, without limitation, (i) if such Transfer to individuals, companies or any other form of entity identified by the Company as a potential competitor or considered by the Company to be unfriendly; or (ii) if such Transfer increases the risk of the Company having a class of security held of record by 2,000 or more persons, or 500 or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the Securities Exchange Act of 1934 and the regulations promulgated thereunder (the "***1934 Act***") and any related regulations, or otherwise requiring the corporation to register any class of securities under the 1934 Act; or (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the corporation in connection with the initial issuance of such shares or the issuance of any other securities; or (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including without limitation any trading portal or internet site intended to facilitate secondary transfers of securities; or (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer will either cause the Company to be characterized as a "publicly traded partnership"

(as described in Section 7704(b) and 469(k) of the Code) or will materially increase the risk that the Company will be so characterized or (vii) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(b) Notwithstanding any provision to the contrary contained in this Agreement, a Unit, in whole or in part, or any rights to distributions therefrom, shall not be Transferred if, as a result thereof, in the opinion of counsel for the Company: (i) the Company would be classified as a corporation for federal income tax purposes; or (ii) such action would result in a violation of federal or state laws, including, without limitation, any applicable securities laws. Without limiting the foregoing, no Transfer shall be permitted, given effect or otherwise recognized, and such Transfer (or purported Transfer) shall be void *ab initio*, if at the time of such Transfer (or as a result of such Transfer) Units are (or would become) traded on an "established securities market" (within the meaning of Treasury Regulation Section 1.7704-1(b)) or are (or would become) "readily tradable on a secondary market or the equivalent thereof" (within the meaning of Treasury Regulation Section 1.7704-1(c)).

9.2 Drag-Along Rights.

(a) ***Participation***. At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in Section 9.1, if (i) one or more Members holding no less than a majority of all the Units (on an as-converted basis) and (ii) the Requisite Holders (such Member or Members, the "***Dragging Member***") proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "***Drag-along Sale***"), the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 9.2(c) and subject to compliance with Section 9.2(d), to require that each other Member (each, a "***Drag-along Member***") participate in such sale in the manner set forth in Section 9.2(b).

(b) ***Sale of Units***. Subject to compliance with Section 9.2(d):

(i) If the Drag-along Sale is structured as a sale resulting in a majority of the Units on a Fully Diluted Basis being held by a Third Party Purchaser, then each Drag-along Member shall sell, with respect to each class or series of Units proposed by the Dragging Member to be included in the Drag-along Sale, the number of Units and/or Unit Equivalents equal to the product obtained by multiplying (i) the number of Units on a Fully Diluted Basis held by such Drag-along Member by (ii) a fraction (x) the numerator of which is equal to the number of Units on a Fully Diluted Basis that the Dragging Member proposes to sell in the Drag-along Sale, and (y) the denominator of which is equal to the number of Units on a Fully Diluted Basis held by the Dragging Member at such time; and

(ii) If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company or as a merger, consolidation, recapitalization, or Reorganization of the Company, or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement, each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction.

(c) ***Sale Notice***. The Dragging Member shall exercise its rights pursuant to this Section 9.2 by delivering a written notice (the "***Drag-along Notice***") to the Company and each Drag-along Member no more than fifteen (15) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than thirty (30) days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i) The name of the person or entity to whom the Units are proposed to be sold;

(ii) The proposed date, time and location of the closing of the sale;

(iii) The amount of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale; and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(d) ***Conditions of Sale***. The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 9.2 are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-along Member for any Units shall be the same form and amount of consideration to be received by the Dragging Member for Units of such same class or series, and the terms and conditions of such sale shall, except as otherwise provided in Section 9.2(d)(iv), be the same as those upon which the Dragging Member sells its Units; *provided, however,* that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Units pursuant hereto includes any securities and due receipt thereof by any Members require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (y) the provision to any Member of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act of 1933, as amended, the Company may cause to be paid to any such Member in lieu thereof, against surrender of the Units, as applicable, which would have otherwise been sold by such Member, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Member would otherwise receive as of the date of the issuance of such securities in exchange for the Units, as applicable;

(ii) If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members (other than any rollover investment in such Drag-along Sale); *provided, however*, that nothing in this paragraph shall entitle any Member to receive any form of consideration that such Member would be ineligible to receive as a result of such Member's failure to satisfy any condition, requirement or limitation that is generally applicable to the Company's Members;

(iii) No Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale (excluding modest expenditures for postage, copies, etc.) and no Drag-along Member shall be obligated to pay any portion (or shall be entitled to be reimbursed by the Company for that portion paid) that is more than its pro rata share (based upon the amount of consideration received) of reasonable expenses incurred in connection with a consummated Drag-along Sale, to the extent such costs are incurred for the benefit of all Drag-along Members, and are not otherwise paid by the Company or the acquiring party (costs incurred by or on behalf of a Dragging Member or Drag-along Member for its sole benefit will not be considered costs of the transaction hereunder); *provided* that a Drag-along Member's liability for such expenses shall be limited to the total purchase price received by such Drag-along Member for its Units;

(iv) Each Drag-along Member shall only be obligated to make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale; *provided*, that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the Units, authorization, execution and delivery of relevant documents and enforceability of such documents against the Drag-along Member, but no Drag-along Member shall be liable for the inaccuracy of any representation or warranty made by any other Member; *provided*, *further*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by such Member in connection with the Drag-along Sale;

(v) Each Drag-along Member's liability shall be limited to such Member's applicable share (determined based on the respective proceeds payable to each Member in connection with such Drag-along Sale in accordance with the provisions of this Agreement) of a negotiated aggregate indemnification amount that applies equally to all Members but that in no event exceeds the amount of consideration otherwise payable to such Member in connection with such Drag-along Sale, except with respect to claims related to fraud by such Member, the liability for which need not be limited as to such Member; and

(vi) No Drag-along Member shall be required to enter into any non-competition agreements, employment agreements, or waivers of vesting acceleration or any agreement not generally applicable to all Members.

(e) ***Cooperation***. Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 9.2(d).

(f) ***Expenses***. The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that

costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; *provided*, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

9.3 **Tag-Along Rights**.

(a) The provisions of this Section 9.3 shall only apply in the event that a Drag-along notice is not sent in connection with a proposed Drag-along Sale under Section 9.2.

(b) If one of more Members propose a Drag-along Sale, but a Drag-along Notice is not sent in connection with such proposed Drag-along Sale (a "***Tag-Along Sale***"), with any Person (the "***Tag-Along Transferee***") then such proposing Members (the "***Transferring Members***") shall, at least 30 days before such Transfer, deliver a notice (the "***Tag-Along Sale Notice***") to the Company and each other Member that holds Preferred Units and/or Common Units (excluding Restricted Units) that sets forth the terms of the Tag-Along Sale, including:

(i) the number and type of Units proposed to be transferred to the Tag-Along Transferee (the "***Offered Units***");

(ii) the proposed price and terms of payment for which the Tag-Along Transferee is willing to purchase the Offered Units;

(iii) the name and address of the Tag-Along Transferee;

(iv) the proposed Transfer date; and

(v) an acknowledgment that the Tag-Along Transferee has been informed of the tag-along rights provided for in this Section 9.3 and has agreed to purchase the Offered Units subject to the terms hereof.

(c) Upon receipt of the Tag-Along Sale Notice, the Company shall promptly, and in any event within ten (10) days, notify all Members of their respective pro rata amounts calculated in accordance with each such Member's percentage of Units (other than Restricted Units) held relative to other Members.

(d) The Transferring Members shall not Transfer any Units to the Tag-Along Transferee unless the other Members are permitted to substitute Units (excluding Restricted Units) owned by such other Member in place of a portion of the Offered Units in such Transfer. Each such other Member electing to so Transfer (a "***Tag-Along Transferor***") shall be permitted to substitute such number of Preferred Units and/or Common Units (excluding Restricted Units) at the same price and on the same terms equal to the product of such Tag-Along Transferor's respective pro rata amount (calculated in accordance with each such Member's percentage of Units (other than Restricted Units) held relative to other Members) and the number of Units to be sold in the proposed Transfer. No Restricted Units shall have any right to participate as a Tag-Along Transferor in any Tag-Along Sale pursuant to this Section 9.3.

(e) Within thirty (30) days after delivery of the Tag-Along Sale Notice, each other Member may elect to participate in the proposed Transfer by delivering to the Transferring Members a notice (the "***Tag-Along Acceptance Notice***") specifying the number of Units (based on his, her or its pro rata amounts calculated in accordance with each such Member's percentage of Units (other than Restricted Units) held relative to other Members) with respect to which such other Member shall exercise his, her or its rights under this Section 9.3.

(f) Any Units requested to be included in any Tag-Along Acceptance Notice shall be Transferred on terms and conditions that are at least as favorable to the Transferee as are set forth in the Tag-Along Sale Notice.

9.4 Resignation; Withdrawal. Subject to Section 9.1 and Section 9.5, no Member shall be entitled to resign, retire or withdraw from being a Member of the Company without the consent of the Board, which consent may be given or withheld in the Board's sole and absolute discretion. If a Member has Transferred all of its Membership Interest to one or more assignees in accordance with Section 9.1, then such Member shall withdraw from the Company if and when such assignees are admitted as Members in accordance with this Agreement.

9.5 Death or Disability Event. Notwithstanding any provision to the contrary contained in this Agreement, in the event of the death of, or a Disability Event pertaining to, a Member (the "***Affected Member***"), the Board shall use commercially reasonable efforts to transfer and assign the Membership Interest of such Affected Member to its estate, Estate Planning Entity, successors, or assigns (as applicable) within sixty (60) days after the occurrence of any such event.

ARTICLE X
DISSOLUTION AND TERMINATION

10.1 Events of Dissolution. The Company shall be dissolved upon the first to occur of the following:

(a) Any event that under the Act or the Certificate requires dissolution of the Company; provided that, the death, resignation, retirement, expulsion, bankruptcy, or dissolution of a Member or occurrence of any other event that terminates the continued membership of a Member in the Company shall not cause the dissolution of the Company;

(b) The consent of the Board to dissolve and wind-up the Company; or

(c) The entry of a decree of judicial dissolution of the Company as provided in the Act.

10.2 Liquidation. Upon the dissolution or liquidation of the Company, the Company shall wind up its affairs and distribute its assets in accordance with the Act by either or a combination of both of the following methods, as the Board shall reasonably determine:

(a) Selling the Company's assets and, after the payment of Company liabilities, distributing the net proceeds therefrom to the Members pursuant to Section 10.4 in satisfaction of their Membership Interests; or

(b) Distributing the Company's assets to the Members in-kind with each Member accepting an undivided interest in the Company's assets, subject to its liabilities, in satisfaction of its Membership Interest. In the event of a distribution in liquidation of the Company's property in kind, the fair market value of such property shall be determined by a qualified and disinterested appraiser, selected by the Board (or the Person(s) carrying out the liquidation), and each Member shall receive an undivided interest in such property equal to the portion of the proceeds to which he would be entitled under the immediately preceding subsection if such property were sold at such fair market value.

A Change of Control will be deemed a liquidation for purposes of distributions pursuant to the Act and this Agreement.

10.3 Orderly Liquidation. A reasonable time as determined by the Board (not to exceed eighteen (18) months) shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to the creditors so as to minimize any losses attendant upon dissolution.

10.4 Liquidating Distributions. Upon liquidation, the Company's assets (including any Available Cash) shall be distributed in the following order and in accordance with the following priorities:

(a) *First*, to the payment of the debts and liabilities of the Company and the expenses of liquidation, including a sales commission to the selling agent, if any; then

(b) *Second*, to the setting up of any reserves for any contingent or unforeseen liabilities or obligations of the Company, as deemed reasonably necessary by the Board (or the Person(s) carrying out the liquidation). At the expiration of such period as shall be deemed advisable by the Board (or the Person(s) carrying out the liquidation), but in no event to exceed eighteen (18) months, the Company shall distribute the balance thereof in the manner provided in the preceding subsection; then

(c) *Third*, to the holders of Preferred Units, pro rata, in accordance with the aggregate Unreturned Capital Contributions attributable to the Preferred Units held by the Preferred Unitholders until the Unreturned Capital Contributions attributable to all of the Preferred Units equal $0; then;

(d) *Fourth*, to the holders of Common Units, pro rata, in accordance with their percentage ownership of all Common Units then outstanding (other than unvested Restricted Units), provided that Restricted Units shall be entitled to distributions only after they have fully vested.

(e) With respect to any Common Unit intended to constitute a "profits interest" within the meaning of IRS Revenue Procedure 93-27 (a "***Profits Interest***") such Common Unit shall be entitled to distributions pursuant to Section 5.2 or 10.4 only to the extent specified in the applicable agreement between the Company and the holder of such Profits Interest. The Board of Managers will consult with the Company's counsel or tax advisors to determine the appropriate distribution limitations for any such Common Unit in order to ensure such Common Unit qualifies as a Profits Interest. To the extent provided by applicable final Treasury Regulations or Internal Revenue

Service guidance, the Members elect a safe harbor to treat the fair market value of such Common Units intended to constitute profits interests as equal to the liquidation value of such Common Units, which will be zero, unless otherwise determined by the Board of Managers at the time of grant, and authorize and direct the Company to make the safe harbor election described in the proposed Revenue Procedure set forth in Internal Revenue Service Notice 2005-43. The Company and each Member agree to comply with the requirements of the safe harbor with respect to such Common Units while the safe harbor election remains effective.

10.5 **Taxable Gain or Loss**. Taxable income, gain and loss from the sale or distribution of Company property incurred upon or during liquidation and termination of the Company shall be allocated to the Members as provided in Section 5.1 of this Agreement.

10.6 **No Recourse Against Members**. Except as provided by applicable law, upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of each Member, such Member shall have no recourse against any other Member.

ARTICLE XI
MISCELLANEOUS PROVISIONS

11.1 **Notices**. Whenever, under the provisions of the Act or other law, the Certificate or this Agreement, notice is required to be given to any Person, it shall not be construed to mean exclusively personal notice unless otherwise specifically provided. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address or email address on record with the Company. Any Person may change such Person's address as shown on the records of the Company by delivering written notice to the Company in accordance with this Section.

11.2 **Governing Law; Venue**. **ALL MATTERS RELATING TO ARBITRATION WILL BE GOVERNED BY THE FEDERAL ARBITRATION ACT (9 U.S.C. §§ ET SEQ.). EXCEPT TO THE EXTENT PROVIDED BY THE FEDERAL ARBITRATION ACT, THE UNITED STATES TRADEMARK ACT OF 1946 (LANHAM ACT, 15 U.S.C. §1051 ET SEQ.) OR OTHER APPLICABLE FEDERAL LAW, THE TERMS OF THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO ITS CONFLICTS OF LAWS PROVISIONS. FOR ACTIONS THAT ARE NOT SUBJECT TO MANDATORY ARBITRATION UNDER THIS SECTION, THE PARTIES HERETO SUBMIT AND IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN AUSTIN, TEXAS, AND AGREE NOT TO RAISE AND IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION BASED UPON *FORUM NON***

***CONVENIENS* OR ANY OTHER OBJECTION SUCH PARTY MAY NOW HAVE OR HEREAFTER HAVE TO SUCH JURISDICTION OR VENUE.** FURTHER, NOTHING HEREIN CONTAINED SHALL BAR A MANAGER'S RIGHT TO OBTAIN INJUNCTIVE RELIEF AGAINST THREATENED CONDUCT THAT WILL CAUSE IRREPARABLE HARM, UNDER THE USUAL EQUITY RULES INCLUDING THE APPLICABLE RULES FOR OBTAINING SPECIFIC PERFORMANCE, RESTRAINING ORDERS AND PRELIMINARY INJUNCTIONS. EXCEPT TO THE EXTENT A PARTY SEEKS INJUNCTIVE OR OTHER EQUITABLE RELIEF TO ENFORCE PROVISIONS OF THIS AGREEMENT, ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH THEREOF, (A "**DISPUTE**"), SHALL BE RESOLVED BY ARBITRATION ADMINISTERED BY THE AMERICAN ARBITRATION ASSOCIATION IN ACCORDANCE WITH ITS COMMERCIAL ARBITRATION RULES (THE "**RULES**"). THE ARBITRATION SHALL BE COMMENCED BY WRITTEN REQUEST OF ANY PARTY, MADE IN ACCORDANCE WITH THE NOTICE PROVISIONS OF THIS AGREEMENT, AND SHALL BE CONDUCTED BY A SINGLE ARBITRATOR APPOINTED IN ACCORDANCE WITH THE RULES IN THE ENGLISH LANGUAGE IN AUSTIN, TEXAS, IN ACCORDANCE WITH THE FEDERAL ARBITRATION ACT. THE AWARD OF THE ARBITRATOR MAY BE ENTERED IN ANY COURT OF COMPETENT JURISDICTION. THE PARTIES AGREE THAT IT IS ESSENTIAL THAT ANY DISPUTE BE RESOLVED AS RAPIDLY AS POSSIBLE. TO THAT END, THE ARBITRATOR, BY ACCEPTING APPOINTMENT, UNDERTAKES TO EXERT HIS OR HER BEST EFFORTS TO CONDUCT THE PROCESS SO AS TO ISSUE AN AWARD WITHIN THREE MONTHS OF THE APPOINTMENT OF THE ARBITRATOR, BUT FAILURE TO MEET THAT TIMETABLE SHALL NOT AFFECT THE VALIDITY OF THE AWARD. UNLESS THE PARTIES AGREE OTHERWISE AT THE TIME OF THE PROCEDURAL CONFERENCE WITH THE ARBITRATOR, THE ARBITRATION SHALL BE CONDUCTED ON THE FOLLOWING SCHEDULE: (A) THE ARBITRATOR SHALL CONVENE A PROCEDURAL CONFERENCE WITHIN ONE WEEK OF HIS OR HER APPOINTMENT, AT WHICH ALL DATES FOR THE ARBITRATION WILL BE ESTABLISHED, (B) THE PARTIES EXPECT THAT ANY ARBITRATION UNDER THIS AGREEMENT CAN BE CONDUCTED WITHOUT DISCOVERY; AT MOST, THE ARBITRATOR MAY PERMIT, FOR GOOD CAUSE SHOWN, VERY NARROW AND TARGETED REQUESTS FOR DOCUMENTS IN NO EVENT TO EXCEED THE DISCOVERY LIMITATIONS UNDER THE IBA RULES ON THE TAKING OF EVIDENCE IN INTERNATIONAL COMMERCIAL ARBITRATION, TO BE ADDRESSED BY ONE PARTY TO THE OTHER, ON A SCHEDULE TO BE SET BY THE ARBITRATOR, (C) AT THE PROCEDURAL CONFERENCE, THE ARBITRATOR SHALL FIX A DATE FOR SIMULTANEOUS SUBMISSIONS BY THE PARTIES NOT LATER THAN THIRTY (30) DAYS AFTER THE DATE OF THE PROCEDURAL CONFERENCE; SUCH SUBMISSIONS SHALL SET FORTH THE CASE OF EACH PARTY IN THE FORM OF WRITTEN WITNESS STATEMENTS, DOCUMENTARY EVIDENCE, AND A BRIEF, (D) THE ARBITRATOR SHALL FIX A DATE FOR REPLY SUBMISSIONS BY EACH PARTY NOT LATER THAN 10 DAYS FOLLOWING THE PRINCIPAL SUBMISSIONS OF EACH PARTY, (E) THE ARBITRATOR SHALL SET A DATE FOR A HEARING OF ONE TO THREE DAYS TO PERMIT THE PARTIES TO CROSS EXAMINE WITNESSES WHOSE TESTIMONY IS PROFFERED BY ANOTHER PARTY AND TO HEAR ARGUMENT AND (F) THE ARBITRATOR SHALL ISSUE HIS OR HER AWARD WITHIN 30 DAYS OF THE HEARING. IN ANY EVENT, THE ARBITRATOR (A) SHALL PERMIT EACH SIDE NO

MORE THAN TWO DEPOSITIONS (INCLUDING ANY DEPOSITIONS OF EXPERTS), WHICH DEPOSITIONS MAY NOT EXCEED FOUR HOURS EACH, ONE SET OF TEN INTERROGATORIES (INCLUSIVE OF SUB-PARTS) AND ONE SET OF FIVE DOCUMENT REQUESTS (INCLUSIVE OF SUB-PARTS), (B) SHALL NOT PERMIT ANY REQUESTS FOR ADMISSIONS, AND (C) SHALL LIMIT ANY HEARING TO, AT MOST, THREE DAYS. WITHOUT LIMITATION OF THE FOREGOING, IN THE INTEREST OF TIME, THE ARBITRATION MAY DISPENSE WITH ANY FORMAL RULES OF EVIDENCE AND ALLOW HEARSAY TESTIMONY SO AS TO LIMIT THE NUMBER OF WITNESSES REQUIRED AND ACCEPT EVIDENCE OF ASSET VALUES WITHOUT FORMAL APPRAISALS AND UPON SUCH INFORMATION PROVIDED BY THE PARTIES OR OTHER PERSONS. THE ARBITRATOR SHALL HAVE THE POWER IN THE AWARD TO ORDER EQUITABLE RELIEF, INCLUDING SPECIFIC PERFORMANCE. THE PARTIES AGREE THAT THE EXISTENCE OF ANY DISPUTE, ANY PROCEEDINGS TO RESOLVE SUCH DISPUTE, AND ALL SUBMISSIONS RECEIVED BY ANY PARTY FROM ANY OTHER PARTY IN CONNECTION WITH EITHER SHALL BE TREATED AS CONFIDENTIAL, AND SHALL NOT BE DISCLOSED TO ANY THIRD PARTY EXCEPT AS REQUIRED BY LAW, COMPELLED BY LEGAL PROCESS OR REQUIRED TO ENFORCE ANY AWARD OF THE ARBITRATOR.

11.3 Waiver of Right to Jury Trial. THE PARTIES SHALL, AND HEREBY DO, IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY DISPUTE, CONTROVERSY, CLAIM, OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT (EITHER ALLEGED BREACH OR ENFORCEMENT).

11.4 Amendments. Provided that a Manager has obtained any necessary consent from the Requisite Holders, this Agreement may be amended by the Majority-In-Interest of the Members (including a Majority-In-Interest of the Common Holders); *provided*, that any amendment or waiver of this Agreement will also require the consent of at least a majority of the outstanding Units of a particular series of Units, voting together as a separate class, or of a particular Member, to the extent that, on its face, such amendment or waiver would alter or change the powers, preferences, or special rights of the holders of such series of Units or of such Member set forth herein, so as to affect such holders or such Member adversely, but not so similarly affect the entire class of Preferred Units or all Members, as applicable. Notwithstanding the foregoing, a Manager may update and amend Exhibit A, Carta, Exhibit 6.1 and Exhibit 6.3 to reflect new Members, officers or Managers. Notwithstanding the foregoing, with respect to any change, modification, or amendment to this Agreement that would change the name of the Company, reflect the issuance of additional Units which had otherwise been issued properly or admit new or substituted Members, or any change, modification, or amendment which the Board determines is necessary or advisable to ensure that the Company is not and will not be treated as an association taxable as a corporation for federal income tax purposes or to conform with changes in applicable tax law (*provided* such changes do not have a material adverse effect on the Members), such change, modification, or amendment may be contained in a written instrument that has been duly approved by the Board, *provided* that the Board notifies the Members of such change, modification, or amendment.

11.5 Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a

subsequent act, which would have originally constituted a violation, from having the effect of an original violation. Each of the Members hereby irrevocably waives for the term of the Company any right that such Member may have to maintain any action for partition with respect to the Company property.

11.6 Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

11.7 Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by applicable law.

11.8 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

11.9 Third-Party Beneficiary; Creditors. None of the provisions of this Agreement shall be for the benefit of any third-party or creditor of the Company, or enforceable by any third-party or creditor of the Company.

11.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by facsimile or electronic transmission shall be equally as effective as delivery of a manually executed counterpart of this Agreement.

11.11 Schedules and Exhibits. All schedules and exhibits referred to in this Agreement are hereby incorporated herein for all purposes.

11.12 Entire Agreement. This Agreement sets forth all of the promises, agreements, conditions and understandings between the parties respecting the subject matter hereof and supersedes all prior negotiations, conversations, discussions, correspondence, memoranda and agreements between the parties concerning such subject matter (including any term sheet or summary of terms made available to Member). The undersigned, being all the Members of the Company, hereby agree, acknowledge and certify that the foregoing Agreement constitutes the sole and entire Agreement of the Company, unanimously adopted by the Members of the Company as of the date first written above.

11.13 Community Property.

(a) No married Member shall take an action that seeks to expand the community property or other rights of the spouse of such Member beyond the rights granted to the spouse pursuant to the Act or other applicable law in a manner that adversely affects the rights of any other Member hereunder. Each Member that is natural person agrees to notify the Company of the occurrence of a Community Property Event in writing promptly, and in any event not later than 10

days after the occurrence of such Community Property Event. Any spouse of a Member who directly or indirectly obtains any Units pursuant to a Community Property Event, shall not be directly or indirectly admitted to the Company as a substitute Member, and shall not have, directly or indirectly the management rights and/or approval rights, as appropriate, of a Member under this Agreement, including the right to vote on Company actions or propose or approve Company actions. Generally, the provisions of Section 11.13 shall control the rights of a party who succeeds to all or part of the economic interest in the Company of a Member.

(b) By execution of the Spousal Consent set forth on Exhibit 11.13, the spouse of each Member joins in the execution of this Agreement to evidence his or her knowledge of its existence, and his or her agreement to the provisions of this Agreement and any amendment hereof, thereby binding his or her community interest and all other interests of him or her, if any, to the terms of this Agreement. The spouse of the Member has been encouraged to secure separate counsel to review this Agreement and has either done so or has chosen not to do so in his or her sole discretion. Accordingly, the spouse of the Member agrees that upon the occurrence of an event requiring the transfer or forfeiture of his or her spouse's profits interest under this Agreement, the covenants made in this Agreement shall be, and hereby are, accepted as binding on him or her individually and upon all persons ever to claim under him or her.

(c) The execution and delivery to the Company of the Spousal Consent set forth on Exhibit 11.13 by the spouse of each Member that is a natural person is a condition to the admission of the related Members as members of the Company.

[Signature Pages Follow.]

This Agreement of the Company is executed and entered as of the Effective Date.

DocuSigned by:

D5ABE5782DDF41E...

Justin Fenchel

This Agreement of the Company is executed and entered as of the Effective Date.

DocuSigned by:
Aimy Steadman
64236A603225447...

Aimy Steadman

This Agreement of the Company is executed and entered as of the Effective Date.

DocuSigned by:
Jeffrey Cuban
06CDA4F8774248A...

Jeffrey Cuban

This Agreement of the Company is executed and entered as of the Effective Date.

BBB Investment LLC

DocuSigned by:

By: Josh Verne
D4ACCBFD22014C1...

Name: Josh Verne
Title: Chief Executive Officer

This Agreement of the Company is executed and entered as of the Effective Date.

DocuSigned by:

1B21DCB687A9478...

____

____

Rod Hildebrant and Matthew Meehan,
joint tenants with the right of survivorship

This Agreement of the Company is executed and entered as of the Effective Date.

DocuSigned by:

C4FE7B83A266480...

Rod Hildebrant and Matthew Meehan,
joint tenants with the right of survivorship

This Agreement of the Company is executed and entered as of the Effective Date.

If Member is an Individual:

____
____
(Print name of Member)

____
____
(Signature)

If Member is an Entity:

____
____
(Print name of Member)

By: ______________________________
Name: ______________________________
Title: ______________________________

EXHIBIT A

MEMBERS; UNITS PERCENTAGE

EXHIBIT 1.1

DEFINED TERMS

The following terms used in this Agreement shall have the following meanings:

"***1934 Act***" has the meaning set forth in Section 9.1.

"***Act***" has the meaning set forth in the Preliminary Statements.

"***Affected Member***" has the meaning set forth in Section 9.5.

"***Affiliate***" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"***Agreement***" has the meaning set forth in the preamble.

"***Assets***" has the meaning set forth in Section 4.1.

"***Available Cash***" means, at any date, the amount of the Company's cash on hand that the Board reasonably determines is available for distribution to the Members after taking into account all debts, liabilities, and obligations of the Company, and any contingency reserves established by the Board.

"***Board***" or "***Board of Managers***" means the board of managers of the Company. The members of the initial Board are listed on Exhibit 6.1 attached hereto.

"***Business***" has the meaning set forth in Section 4.1.

"***Certificate***" has the meaning set forth in Section 2.1.

"***Capital Account***" has the meaning set forth in Section 4.5(a).

"***Capital Contribution***" means any contribution to the capital of the Company by a Member in cash, property or services, or a binding obligation to contribute cash, property or services, whenever made.

"***Carrying Value***" means, with respect to any asset, the asset's adjusted basis for United States federal income tax purposes, except as follows:

(a) The initial Carrying Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset on the date of the contribution.

(b) The Carrying Values of all Company assets shall be adjusted to equal their respective gross fair market values as of the following times: (i) the acquisition of an additional interest in the Company after the date hereof by a new or existing Member in exchange for more than a *de minimis* Capital Contribution, if the Board reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (ii) the grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing or a new Member acting in a "partner capacity," or in anticipation of becoming a "partner" (in each case within the meaning of Treasury Regulations Section 1.704-1(b)(2)(iv)*(d),(f) and (s)*); (iii) immediately prior to the issuance by the Company of a noncompensatory option (other than an option for a de minimis interest) within the meaning of Treasury Regulations Sections 1.721-2(f) and 1.761-3(b)(2) which is not treated as a partnership interest pursuant to Treasury Regulations Section 1.761-3(a); (iv) immediately after the exercise of a noncompensatory option within the meaning of Treasury Regulations Sections 1.721-2(f) and 1.761-3(b)(2) which is not treated as a partnership interest pursuant to Treasury Regulations Section 1.761-3(a); (v) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for an interest in the Company, if the Board reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (vii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)*(g)*; and (vii) immediately prior to a distribution pursuant to Section 5.2, if the Board reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company.

(c) The Carrying Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution.

(d) The Carrying Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)*; provided, however, that Carrying Values shall not be adjusted pursuant to this subparagraph (d) to the extent that the Board determines that an adjustment pursuant to subparagraph (b) of this definition of Carrying Value is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

(e) With respect to any asset that has a Carrying Value that differs from its adjusted tax basis, Carrying Value shall be adjusted by the amount of Depreciation rather than any other depreciation, amortization or other cost recovery method.

"***Change of Control***" means each of the following events:

(a) A merger, Reorganization or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues equity interests pursuant to such merger, Reorganization or consolidation, except any such merger, Reorganization or consolidation involving the Company or a subsidiary in which the equity of the Company outstanding immediately prior to such merger, Reorganization or consolidation continue to represent, or are converted into or exchanged for equity interests that represent, immediately following such merger, Reorganization or consolidation, at least a majority, by voting power, of the equity interests of (1) the surviving or resulting company or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting corporation; or

(b) The sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company;

provided, however, that the foregoing shall not be deemed a Change of Control if the holders of at least 60% of the Preferred Units so elect.

"***Code***" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

"***Common Units***" means the Common Units described in Exhibit 4.2.

"***Company***" has the meaning set forth in the preamble.

"***Company Minimum Gain***" has the meaning set forth for "partnership minimum gain" in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"***Community Property Event***" means, with respect to any Member that is a natural person, any event (including, without limitation, events related to death of a spouse or divorce of a Member) that results in that Member no longer having full and exclusive voting and investment power with respect to his or her Units.

"***Contingency Event***" has the meaning set forth in Exhibit 4.2.

"***Conversion Ratio***" has the meaning set forth in Exhibit 4.2.

"***Conversion Rights***" has the meaning set forth in Exhibit 4.2.

"***Conversion Time***" has the meaning set forth in Exhibit 4.2.

"***Covered Person***" has the meaning set forth in Section 6.9(a).

"***Depreciation***" means, for each taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such taxable year, except that if the Carrying Value of an asset of the Company differs from its adjusted basis for federal income tax purposes at the beginning of such taxable year, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the federal income tax depreciation, amortization or other cost recovery deduction for such taxable year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset of the Company at the beginning of such taxable year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the Members.

"***Disability Event***" means, with respect to a Member, the entry by a court of competent jurisdiction adjudicating such Member incompetent to manage his or her person or estate.

"***Dispute***" has the meaning set forth in Section 11.2.

"***Drag-along Member***" has the meaning set forth in Section 9.2(a).

"***Drag-along Notice***" has the meaning set forth in Section 9.2(c).

"***Drag-along Sale***" has the meaning set forth in Section 9.2(a).

"***Dragging Member***" has the meaning set forth in Section 9.2(a).

"***Effective Date***" has the meaning set forth in the preamble.

"***Estate Planning Entity***" means, with respect to a Member, any trust or other entity created during an individual's life that controlled by or for the benefit of such Member or a member of such Member's family or charity, in each case established for estate planning purposes, such as a living trust, limited partnership or limited liability company.

"***Founder***" means each of the following: Justin Fenchel, Aimy Steadman, Jason Schieck, Daniel Singer and Brad Schultz.

"***Fully Diluted Basis***" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class or series of Units, all issued and outstanding Units designated as such type, class or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"***Majority-In-Interest of the Common Holders***" means any Member(s) holding more than fifty percent (50%) of the outstanding Common Units of all Members.

"***Majority-In-Interest of the Members***" means any Member(s) holding more than fifty percent (50%) of the Units of all Members.

"***Manager***" has the meaning set forth in Section 6.1.

"***Mandatory Conversion Time***" has the meaning set forth in Exhibit 4.2.

"***Member***" means: (a) each Person identified on Exhibit A as of the Effective Date and who has executed this Agreement or a counterpart thereof; and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Act) of the Company.

"***Membership Interest***" means the entire ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled under this Agreement and, subject to any and all overriding provisions of this Agreement, the Act.

"***Member Nonrecourse Debt***" has the meaning set forth for "partner nonrecourse debt" in Treasury Regulations Section 1.704-2(b)(4).

"***Member Nonrecourse Debt Minimum Gain***" has the meaning set forth in Treasury Regulations Section 1.704-2(i)(2) (determined by substituting "Member" for "partner").

"***Member Nonrecourse Deductions***" has the meaning set forth for "partner nonrecourse deductions" in Treasury Regulations Section 1.704-2(i).

"***Net Profits***" and "***Net Losses***" mean, for each taxable year of the Company (or other period for which Net Profits or Net Losses must be computed), the Company's taxable income or loss determined in accordance with Section 703(a) of the Code, with the following adjustments:

(a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

(b) gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Carrying Value of the property, notwithstanding that the adjusted tax basis of the property differs from its Carrying Value;

(c) in lieu of depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, there will be taken into account Depreciation for the taxable year or other period;

(d) if the Carrying Value of any Company asset is adjusted pursuant to the definition of Carrying Value, the amount of such adjustment will be taken into account as gain

or loss from disposition of the asset for purposes of computing Net Profits or Net Losses;

(e) any items that are specially allocated pursuant to Section 5.1(b) shall not be taken into account in computing Net Profits or Net Losses;

(f) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)* to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(g) any expenditure of the Company described in Section 705(a)(2)(B) of the Code (or treated as such under Treasury Regulations Section 1.704-1(b)(2)(iv)(*i*)) and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be deducted from such taxable income or loss.

"***New Equity Securities***" shall mean any authorized but unissued Units and any Unit Equivalents convertible into Units, exchangeable or exercisable for Units, or providing a right to subscribe for, purchase or acquire Units; provided that, "New Equity Securities" shall include Units or Unit Equivalents issued or sold by the Company in connection with: (a) a grant to any existing or prospective manager, officer or other service providers pursuant to any incentive plan or other compensation agreement; (b) the conversion or exchange of any securities of the Company into Units, or the exercise of any warrants or other rights to acquire Units; (c) any acquisition by the Company of any equity interests, assets, properties or business of any Person; (d) any merger, consolidation or other business combination involving the Company; (e) the commencement of any public offering or any transaction or series of related transactions involving a Change of Control; (f) a joint venture, strategic alliance or other commercial relationship with any Person (including Persons that are customers, suppliers and strategic partners of the Company) relating to the operation of the Company's business and not for the primary purpose of raising equity capital; (g) any office lease or equipment lease or similar equipment financing transaction in which the Company obtains from a lessor or vendor the use of such office space or equipment for its business or (h) awards issued under the Company's 2017 Mirror Unit Plan (as the same may be amended from time to time).

"***Nonrecourse Deductions***" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

"***Original Issue Date***" has the meaning set forth in Exhibit 4.2.

"***Person***" means any natural person or any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or other association, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so admits.

"***Preferred Units***" has the meaning set forth in Section 4.2.

"***Qualified Public Offering***" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Units (or common stock of the Company or an IPO Entity) having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least $10,000,000, following which at least 10% of the total Units (or common stock of the Company or an IPO Entity) on a Fully Diluted Basis shall have been sold to the public and shall be listed on any national securities exchange or quoted on the NASDAQ Stock Market System.

"***Requisite Holders***" means the holders of at least a majority of the outstanding Preferred Units (voting as a single class on an as-converted basis).

"***Restricted Units***" means Units that, in addition to the restrictions generally applicable to the Units as set forth in this Agreement, are subject to vesting, restriction and termination and to such other terms and conditions as are set forth in the applicable grant agreement.

"***Rules***" has the meaning set forth in Section 11.2.

"***Securities Act***" means the U.S. Securities Act of 1933, as amended.

"***Series A Preferred Units***" means the Series A Preferred Units described in Exhibit 4.2.

"***Series B Preferred Units***" means the Series B Preferred Units described in Exhibit 4.2.

"***Series B-1 Preferred Units***" means the Series B-1 Preferred Units described in Exhibit 4.2.

"***Series Seed Preferred Units***" means the Series Seed Preferred Units described in Exhibit 4.2.

"***Tax Matters Member***" has the meaning set forth in Section 8.5(a).

"***Third Party Purchaser***" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Units (or applicable Unit Equivalents), (b) is not a permitted transferee of any Person who directly or indirectly owns or has the right to acquire any Units (or applicable Unit Equivalents), or (c) is a publically traded entity.

"***Transfer***" has the meaning set forth in Section 9.1(a).

"***Treasury Regulations***" means the regulations, including temporary regulations, promulgated by the United States Treasury Department under the Code, as such

regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***Unit***" means units of ownership in the Company, which shall evidence the membership interests (and shall quantify the voting rights) of the Members. Units are either "Series B-1 Preferred Units", "Series B Preferred Units", "Series A Preferred Units", "Series Seed Preferred Units" or "Common Units," and each Member's allocation of Series B Preferred Units, Series A Preferred Units, Series Seed Preferred Units and Common Units is listed opposite the name of such Member on Exhibit A attached hereto.

"***Unit Equivalents***" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.

"***Unreturned Capital Contributions***" means with respect to any Preferred Unit, the Capital Contribution made in respect of such Preferred Unit less the aggregate amount of all distributions made under this Agreement in respect of such Preferred Unit.

EXHIBIT 4.2

UNITS

The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of Membership Interest of the Company.

A. COMMON UNITS

1. General. The voting, dividend and liquidation rights of the holders of the Common Units are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Units set forth herein.

2. Voting. The holders of the Common Units are entitled to one vote for each Common Unit held at all meetings of Members (and written actions in lieu of meetings).

3. Profits Interest. The Company may from time to time grant Profits Interests, with rights and obligations as set forth in a Stand-Alone Profits Interest Award Agreement and which will be entitled to distributions as set forth on a pari passu basis with Common Units, subject to any applicable threshold value set forth in such agreement.

B. PREFERRED UNITS

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Units. Unless otherwise indicated, references to "Sections" in this Part B of this Exhibit 4.2 refer to sections of this Part B.

1. Voting. On any matter presented to the Members of the Company for their action or consideration at any meeting of Members of the Company (or by written consent of Members in lieu of meeting), each holder of Preferred Units shall be entitled to cast the number of votes equal to the number of Common Units into which the Preferred Units held by such holder are convertible as of the record date for determining Members entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all Common Units into which the Preferred Units held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Agreement, holders of Preferred Units shall vote together with the holders of Common Units as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Units, and shall be entitled, notwithstanding any provision hereof, to notice of any Members' meeting in accordance with this Agreement.

2. Conversion. The holders of the Preferred Units shall have conversion rights as follows (the "***Conversion Rights***"):

2.1 Right to Convert.

2.1.1 Conversion Ratio. Each Preferred Unit shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable Common Units as is determined by the Conversion Ratio (as defined below). The "***Conversion Ratio***" shall initially equal 1:1 or one Preferred Unit to one Common Unit and shall be subject to adjustment, from time to time, as provided below.

2.1.2 Termination of Conversion Rights. Subject to Section 2.3.1 in the case of a Contingency Event (as defined therein), in the event of a Reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up of the Company, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Units.

2.2 Fractional Units. No fractional Common Units shall be issued upon conversion of the Preferred Units. In lieu of any fractional Units to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a Common Unit as determined in good faith by the Board. Whether or not fractional Common Units would be issuable upon such conversion shall be determined on the basis of the total number of Preferred Units the holder is at the time converting into Common Units and the aggregate number of Common Units issuable upon such conversion.

2.3 Mechanics of Conversion.

2.3.1 Notice of Conversion. In order for a holder of Preferred Units to voluntarily convert Preferred Units into Common Units, such holder shall surrender the certificate or certificates, if any, for such Preferred Units (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) (or, if such Preferred Units are un-certificated, the notice shall contain a statement indicating how the Company shall amend Exhibit A hereto upon the applicable conversion), at the office of the transfer agent for the Preferred Units (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the Preferred Units represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "***Contingency Event***"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for Common Units to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the

“***Conversion Time***”), and the Common Units issuable upon conversion of the Preferred Units represented by such certificate shall be deemed to be outstanding of record as of such time. The Company shall, as soon as practicable after the Conversion Time, (a) issue (if applicable) and deliver to such holder of Preferred Units, or to such holder’s nominees, a certificate or certificates for the number of Common Units issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the Preferred Units represented by the surrendered certificate that were not converted into Common Units, or, if applicable, (or, if such Preferred Units are un-certificated, the Company shall amend Exhibit A hereto upon the applicable conversion), (b) pay in cash such amount as provided in Section 2.2 in lieu of any fraction of a Common Unit otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on Preferred Units converted.

2.3.2 Reserved.

2.3.3 Effect of Conversion. All Preferred Units that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such Units shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive Common Units in exchange therefor, to receive payment in lieu of any fraction of a Common Unit otherwise issuable upon such conversion as provided in Section 2.2 and to receive payment of any dividends declared but unpaid thereon. Any Preferred Units so converted shall be retired and cancelled and may not be reissued.

2.3.4 No Further Adjustment. Upon any conversion of Preferred Units, no adjustment to the Conversion Ratio of the applicable series of Preferred Units shall be made with respect to the converted Common Units for any declared but unpaid dividends on such series of Preferred Units or on the Common Units delivered upon conversion.

2.4 Adjustment for Unit Splits and Combinations. If the Company shall at any time or from time to time after the date on which the first Series B-1 Preferred Unit is issued by the Company (such date referred to herein as the “***Original Issue Date***”) effect a subdivision of the outstanding Common Units, the Conversion Ratio for each series of Preferred Units in effect immediately before that subdivision shall be proportionately increased so that the number of Common Units issuable on conversion of each such Preferred Unit shall be increased in proportion to such increase in the aggregate number of Common Units outstanding. If the Company shall at any time or from time to time after the Original Issue Date combine the outstanding Common Units, the Conversion Ratio for such series of Preferred Units in effect immediately before the combination shall be proportionately decreased so that the number of Common Units issuable on conversion of a Preferred Unit of such series shall be decreased in proportion to such decrease in the aggregate number of Common Units outstanding. Any adjustment under this Section 2.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

2.5 Adjustment for Certain Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Units entitled to receive, a dividend or other distribution payable on the Common Units in additional Common Units, then and in each

such event the Conversion Ratio for a particular series of Preferred Units in effect immediately before such event shall concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate in order to ensure that the pro rata ownership of the Company by the holder of such series of Preferred Units is not affected thereby. Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Ratio shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Ratio shall be adjusted pursuant to this Section 2.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such Preferred Units simultaneously receive a dividend or other distribution of Common Units in a number equal to the number of Common Units that they would have received if all outstanding Preferred Units had been converted into Common Units on the date of such event.

2.6 Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Units entitled to receive, a dividend or other distribution payable in securities of the Company (other than a distribution of Common Units in respect of outstanding Common Units), then and in each such event the holders of such series of Preferred Units shall receive, simultaneously with the distribution to the holders of Common Units, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding Preferred Units of such series had been converted into Common Units on the date of such event.

2.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date the Common Units issuable upon the conversion of a particular series of Preferred Units is changed into the same or a different number of membership interests of any class or classes of membership interest of the Company, whether by recapitalization, reclassification, or otherwise (other than by a split or combination, dividend, distribution, merger or consolidation covered by Sections 2.4, 2.5, 2.6 or 2.8), then in any such event each holder of such series of Preferred Units shall have the right thereafter to convert such Preferred Units into the kind and amount of equity and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of Common Units into which such series of Preferred Units could have been converted immediately prior to such recapitalization, reclassification or change.

2.8 Adjustment for Merger or Consolidation. If there shall occur any consolidation or merger involving the Company in which the Common Units (but not the Preferred Units) are converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 2.5, 2.6 or 2.7), then, following any such consolidation or merger, provision shall be made that each Preferred Unit shall thereafter be convertible, in lieu of the Common Unit into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of Common Units of the Company issuable upon conversion of one Preferred Unit immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 2 with respect to the rights and interests thereafter of the holders of such

series of Preferred Units, to the end that the provisions set forth in this Section 2 (including provisions with respect to changes in and other adjustments of the Conversion Ratio for a particular series of Preferred Units) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Units.

2.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Ratio for a particular series of Preferred Units pursuant to this Section 2, the Company, at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Units a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such Preferred Units are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of any Preferred Units (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the applicable Conversion Ratio then in effect for the series of Preferred Units held by such holder and (b) the number of Common Units and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such Preferred Units.

2.10 Mandatory Conversion. Upon either (a) the closing of the sale of equity of the Company to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding Preferred Units shall automatically be converted into Common Units, at the applicable ratio described in Section 2.1.1 as the same may be adjusted from time to time in accordance with this Section 2 and (ii) such Units may not be reissued by the Company.

2.11 Procedural Requirements. All holders of record of Preferred Units shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such Preferred Units pursuant to Section 2.10. Unless otherwise provided in this Agreement, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of Preferred Units shall surrender such holder's certificate or certificates, if any, for all such Preferred Units (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company at the place designated in such notice, and shall thereafter receive certificates, if applicable, for the number of Common Units to which such holder is entitled pursuant to this Section 2 (or, if such Preferred Units are un-certificated, the Company shall amend Exhibit A hereto upon the applicable conversion); *provided, however,* that at the occurrence of the Mandatory Conversion Time, the outstanding Preferred Units shall be converted automatically without any further action by the holders thereof and each holder of record of Preferred Units shall be deemed on such date to be the holder of record of the Common Units issuable upon such conversion,

whether or not (i) the certificates representing such Preferred Units are surrendered to the Company or its transfer agent, (ii) notice from the Company shall have been received by any holder of record of Preferred Units, or (iii) the certificates evidencing such Common Units have been actually delivered to such holder. If so required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Units converted pursuant to Section 2.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Units), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 2.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement), if applicable, for Preferred Units, the Company shall issue and deliver to each holder, or to such holder's nominee(s), a certificate or certificates for the number of Common Units issuable on such conversion in accordance with the provisions hereof (or, if such Preferred Units are un-certificated, the Company shall amend Exhibit A hereto upon the applicable conversion), together with cash as provided in Section 2.2 in lieu of any fraction of a Common Unit otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the Preferred Units converted. Such converted Preferred Units shall be retired and cancelled and may not be reissued, and the Company may thereafter take such appropriate action (without the need for Member action) as may be necessary to reduce the authorized number of Preferred Units (and the applicable series thereof) accordingly.

3. Dividends. All dividends shall be declared pro rata on the Common Units and the Preferred Units on a pari passu basis according to the number of Common Units held by such holders. For this purpose, each holder of Preferred Units is to be treated as holding the greatest whole number of Common Units then issuable upon conversion of all Preferred Units held by such holder pursuant to Section 2.

4. Redeemed or Otherwise Acquired Units. Any Preferred Units that are redeemed or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Units following redemption.

5. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Units set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Units by the affirmative written consent or vote of the Requisite Holders.

6. Notice of Record Date. In the event:

(a) the Company shall take a record of the holders of its Common Units (or other equity or securities at the time issuable upon conversion of the Preferred Units) for the purpose of entitling or enabling them to receive any dividend or other distribution, or

to receive any right to subscribe for or purchase any equity or any other securities, or to receive any other security; or

(b) of any Reorganization of the Company, any reclassification of the Common Units of the Company, or any consolidation, transfer, or merger of the Company; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will send or cause to be sent to the holders of the Preferred Units a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such Reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Units (or such other equity or securities at the time issuable upon the conversion of the Preferred Units) shall be entitled to exchange their Common Units (or such other equity or securities) for securities or other property deliverable upon such Reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per Unit and character of such exchange applicable to the Preferred Units and the Common Units. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

7. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Exhibit 4.2 to be given to a holder of Preferred Units shall be mailed, postage prepaid, to the post office address last shown on the records of the Company, or given by electronic communication, each in compliance with Section 11.1 of this Agreement.

EXHIBIT 6.1

MANAGERS

The following person(s) are initially elected as Managers of the Board of the Company:

Justin Fenchel	Common Manager
Aimy Steadman	Common Manager
Jeffrey Cuban	Series Seed Manager
Matthew Meehan	Series A Manager
Vacant	Mutual Manager

<u>EXHIBIT 6.3</u>

OFFICERS

The following person(s) are elected as officers of the Company:

Name of Officer	Title
Justin Fenchel	President and Chief Executive Officer
Aimy Steadman	Secretary

Subject to the restrictions and limitations set forth in this Agreement, the President shall have the power and authority generally conferred upon a president of a corporation and such officer hereby is authorized and empowered to take, or cause to be taken, any actions as may be appropriate for a president of a corporation and to execute, file and deliver, or cause to be filed or delivered, for, in the name of and on behalf of the Company, all instruments, agreements and documents as may be appropriate for a president of a corporation.

EXHIBIT 9.1

NEW MEMBER'S CONSENT

The undersigned agrees to be bound as a Member by the terms of the Amended and Restated Limited Liability Company Agreement of Future Proof Brands LLC, a Delaware limited liability company, as if the undersigned was a signatory thereof.

____
(Signature)

Name: ________________________________

Date: _________________________________

<u>**EXHIBIT 11.13**</u>

SPOUSE'S AGREEMENT

The undersigned, being the spouse of ________________ agrees to be bound by the provisions of the Amended and Restated Limited Liability Company Agreement of Future Proof Brands LLC to the extent applicable to the undersigned (including <u>Section 11.13</u> thereof).

____
(Signature)

Name: _________________________________

Date: __________________________________

EXHIBIT B

INVESTORS' RIGHTS AGREEMENT

See Attached.

AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT

THIS AMENDED AND RESTATED INVESTORS' RIGHTS AGREEMENT (this "***Agreement***") is made as of October 8, 2020, by and among Future Proof Brands LLC, a Delaware limited liability company (the "***Company***"), each of the investors listed on Schedule A hereto, each of which is referred to in this Agreement as an "***Investor***," each of the persons listed on Schedule B hereto, each of whom is referred to herein as a "***Founder***," and any additional purchaser that becomes a party to this Agreement in accordance with Section 11.9 hereof.

RECITALS

WHEREAS, certain of the Investors are parties to the Series B-1 Preferred Unit Subscription Agreement of even date herewith, among the Company and the Purchasers party thereto (as the same may be amended from time to time in accordance with its terms, the "***Subscription Agreement***"), and it is a condition to the closing of the sale of the Series B-1 Preferred Units to such Purchasers that the parties enter into this Agreement.

WHEREAS, The Company and certain of the Investors (the "***Existing Investors***") possess information rights, rights of first refusal, rights of co-sale and other rights pursuant to the Investors' Rights Agreement, dated October 2, 2018, between the Company and certain of the Investors (as amended, the "***Prior Agreement***").

WHEREAS, Section 11.7 of the Prior Agreement provides that neither the Prior Agreement nor any term thereof may be amended, waived, discharged or terminated other than by a written instrument referencing the Prior Agreement and signed by the Company, certain of the Founders and the holders of at least a majority of the outstanding Preferred Units (as defined in the Prior Agreement) (the "***Required Parties***").

WHEREAS, the Existing Investors and the Founders constitute the Required Parties and desire to terminate the Prior Agreement, waive certain rights thereunder and accept the rights created pursuant to this Agreement in lieu of the rights granted to them under the Prior Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual promises and covenants set forth herein, the Company, the Existing Investors and the Founders agree that the Prior Agreement shall be superseded and replaced in its entirety by this Agreement, and the parties further agree as follows:

1. Definitions. For purposes of this Agreement:

1.1 "***Affiliate***" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person, including without limitation any general partner, managing member, officer, director or manager of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2 A "***Deemed Liquidation Event***" shall mean each of the following events, unless the holders of at least sixty percent (60%) of the outstanding Preferred Units determine otherwise:

(a) a merger or consolidation in which

(i) the Company is a constituent party or

(ii) a subsidiary of the Company is a constituent party and the Company issues equity interests pursuant to such merger or consolidation,

except any such merger or consolidation involving the Company or a subsidiary in which the equity of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity interests that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity interests of (1) the surviving or resulting company or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

1.3 "***Holder***" means any person owning or having the right to acquire Registrable Securities or any assignee thereof.

1.4 "***LLC Agreement***" means the Fifth Amended and Restated Limited Liability Company Agreement of the Company, dated as of October 6, 2020, as amended and or amended and restated from time to time.

1.5 "***Major Investor***" means any Investor that, individually or together with such Investor's Affiliates, holds at least 22,100 Series Seed Preferred Units, Series A Preferred Units or Series B Preferred Units (or any combination thereof) or 9,315 Series B-1 Preferred Units (in each case, as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof).

1.6 "***Person***" means any individual, corporation, partnership, trust, limited liability company, association or other entity.

1.7 "***Preferred Units***" means the Company's Series Seed Preferred Units, Series A Preferred Units, Series B Preferred Units and Series B-1 Preferred Units.

1.8 "***Proposed Founder Transfer***" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Equity (or any interest therein) proposed by any of the Founders.

1.9 "***Proposed Transfer Notice***" means written notice from a Founder setting forth the terms and conditions of a Proposed Founder Transfer.

1.10 "***Prospective Transferee***" means any person to whom a Founder proposes to make a Proposed Founder Transfer.

1.11 "***Right of First Refusal***" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Equity with respect to a Proposed Founder Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.12 "***Secondary Notice***" means written notice from the Company notifying the Investors and the selling Founder that the Company does not intend to exercise its Right of First Refusal as to all units of Transfer Equity with respect to any Proposed Founder Transfer.

1.13 "***Secondary Refusal Right***" means the right, but not an obligation, of each Investor to purchase up to its pro rata portion (based upon the total equity then held by all Investors) of any Transfer Equity not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.14 "***Registrable Securities***" means (i) the Common Units of the Company ("***Common Units***") issued or issuable upon exercise of any warrants or convertible securities issued to any party after the date hereof upon the approval of the Company's Board of Managers; (ii) the Common Units issued or issuable to the members of the Company upon conversion of the Preferred Units; and (iii) any Common Units (or their equivalent) of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of the shares referenced in (i) and (ii) above.

1.15 "***Transfer Equity***" means equity owned by a Founder, or issued to a Founder after the date hereof (including, without limitation, in connection with any equity split, dividend, recapitalization, reorganization, or the like).

1.16 Any capitalized term not defined herein shall have the meaning given to such term in the Subscription Agreement.

2. <u>Information, Observer Rights and Additional Rights</u>**.**

2.1 The Company shall deliver to each Major Investor, <u>provided</u> that the Board of Managers has not reasonably determined that such Major Investor is or is affiliated with a competitor of the Company:

(a) as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company, (i) an unaudited balance sheet as of the end of such year and

(ii) unaudited statements of income and of cash flows for such year, which year-end financial reports shall be in reasonable detail and shall be prepared in accordance with consistently applied accounting principles;

(b) as soon as practicable, but in any event within forty-five (45) days of the end of the first, second and third quarterly accounting period in each fiscal year of the Company, (i) an unaudited balance sheet as of the end of such quarterly period, and (ii) unaudited statements of income and of cash flows for such quarterly period, which financial reports shall be in reasonable detail and shall be prepared in accordance with consistently applied accounting principles, subject to changes resulting from normal year-end audit adjustments;

(c) as soon as practicable, but in any event thirty (30) days before the end of each fiscal year, a budget and business plan for the next fiscal year prepared on a monthly basis, including balance sheets, income statements, and statements of cash flow for such months and, promptly after prepared, any other budgets or revised budgets prepared by the Company; and

(d) upon request, but not more than once per quarterly accounting period of the Company, a summary capitalization table for the Company as of such time;

provided, however, that the Company shall not be obligated pursuant to this Section 2.1 to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company) or the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

2.2 Observer Rights. As long as Jeffrey Cuban owns at least 1,704,075 Series Seed Units (or an equivalent amount of Common Units issued upon conversion of such Series Seed Units) (as adjusted for any stock split, stock dividend, combination, or other recapitalization or reclassification effected after the date hereof), the Company shall invite a representative of Jeffrey Cuban to attend all meetings of its Board of Managers (as defined in the LLC Agreement of the Company) in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its managers at the same time and in the same manner as provided to such managers; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest, or if such Investor or its representative is a competitor of the Company. References to Jeffrey Cuban in this Agreement shall be interpreted to include Jeffrey Cuban and his permitted assignees approved by the Company.

2.3 Additional Rights. If the Company later provides registration rights to any Person, the Company shall provide the same registration rights to the Investors.

3. Rights to Future Issuances. The Company hereby grants to the Major Investors the right to purchase up to such Major Investor’s Pro Rata Share (as defined below) of any New

Securities (as defined below), which the Company may, from time to time, propose to sell or issue, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Major Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. If a Major Investor exercises such right, such Major Investor shall purchase the securities on the same terms and at the same price at which the Company proposes to sell or issue the securities. A Major Investor's "***Pro Rata Share***" for purposes of this right of first refusal is the ratio of (a) the number of Common Units issued or issuable upon conversion of the Preferred Units owned by such Major Investor, to (b) a number of Common Units equal to the sum of (1) the total number of Common Units then outstanding plus (2) the total number of Common Units into which all then outstanding Preferred Units are then convertible plus (3) the number of Common Units reserved for issuance under any equity purchase and equity option plans of the Company and outstanding warrants. This Section 3 is not applicable to any issuance contemplated by the Subscription Agreement. "***New Securities***" shall mean any equity of the Company, whether now authorized or not, and rights, options or warrants to purchase such equity, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such equity; provided, however, that the term "New Securities" does not include: (a) equity issued or issuable pursuant to the Subscription Agreement or upon conversion of the Preferred Units; (b) equity issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) equity issued in connection with any equity split or equity dividend or recapitalization; (d) equity (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, managers, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, equity purchase or option plans, equity bonuses or awards, warrants, contracts or other arrangements that are approved by the Board of Managers; (e) equity issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act; and (f)(i) equity issued to banks, savings and loan associations, equipment lessors or other similar lending institutions, or property lessors pursuant to commercial credit arrangements, equipment financings, commercial property lease transactions, or similar transactions; (ii) equity issued pursuant to bona fide business or asset acquisitions (or licenses) of or by the Company, whether by merger, consolidation, sale of assets, sale or exchange of stock, reorganization or otherwise; (iii) equity issued pursuant to or in connection with sponsored research, collaboration, technology license, development, OEM, supply, marketing or other similar agreements or strategic partnerships, in each case in this clause (f), which has been approved by the Board of Managers, including the approval of each Preferred Designee (as defined herein) then serving as a member of the Board of Managers.

4. Additional Covenants.

4.1 Matters Requiring Investor Approval. At any time when any Preferred Units are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following or agree to do any of the following without (in addition to any other vote required by law or the LLC Agreement) the written consent of at least a majority of the outstanding Preferred Units (voting as a single class on an as-converted basis), and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

(a) amend, alter or repeal any provision of the LLC Agreement of the Company;

(b) increase or decrease the number of any class or series of equity;

(c) authorize or create (by reclassification or otherwise) any new class or series of equity having rights, powers, or privileges set forth in the LLC Agreement, as then in effect, that are senior to or on a parity with any series of Preferred Units;

(d) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any equity of the Company other than (i) redemptions of or dividends or distributions on the Preferred Units as expressly authorized herein, (ii) redemptions of or dividends or distributions to all equity holders pro-rata, (iii) dividends or other distributions payable on the Common Units solely in the form of additional Common Units, (iv) repurchases of equity from former employees, officers, managers, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof, and (v) repurchases of equity pursuant to the Company's exercise of any contractual right of first refusal in existence on the date hereof;

(e) liquidate, dissolve or wind-up the business and affairs of the Company, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(f) create, or authorize the creation of, or issue, or authorize the issuance of any indebtedness or debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $100,000, other than (i) trade credit incurred in the ordinary course of business or (ii) purchase order financing provided by a non-Affiliate third party;

(g) create, or hold equity in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or sell, transfer or otherwise dispose of any equity of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(h) make, or permit any subsidiary to make, any loan or advance to, or own any stock or other securities of, any Person, including, without limitation, any employee or manager of the Company or any subsidiary except advances and similar expenditures in the ordinary course of business or under the terms of an employee incentive or option plan approved prior to the date hereof or pursuant to the terms of this agreement;

(i) guarantee, directly or indirectly, or permit any subsidiary to guarantee, directly or indirectly, any indebtedness except for trade accounts of the Company or any subsidiary arising in the ordinary course of business;

(j) otherwise enter into or be a party to any transaction with any Founder, manager, officer, or employee of the Company or any "associate" (as defined in Rule 12b-2 promulgated under the Exchange Act) of any such Person, except for (i) transactions contemplated by this Agreement and the Subscription Agreement, (ii) standard employee benefits generally made available to all employees, and (iii) standard director and officer indemnification agreements approved by the governing body of the Company;

(k) hire, terminate, or change the compensation of the Founders, including approving any option grants or stock awards to any Founder;

(l) sell, assign, license, pledge, or encumber material technology or intellectual property, other than licenses granted in the ordinary course of business; or

(m) create an incentive compensation plan that would issue equity or options or grants or obligate the Company to pay amounts to any officer or employee.

4.2 Expenses of Counsel. In the event of a transaction which is a Change of Control (as defined in the LLC Agreement), the reasonable fees and disbursements of counsel ("***Investor Counsel***") to Jeffrey Cuban, in his capacity as equity holder, not to exceed $15,000, shall be borne and paid by the Company. At the outset of considering a transaction which, if consummated would constitute a Change of Control, the Company shall obtain the ability to share with the Investor Counsel (and Jeffrey Cuban) and shall share the confidential information (including without limitation the initial and all subsequent drafts of memoranda of understanding, letters of intent and other transaction documents and related noncompete, employment, consulting and other compensation agreements and plans) pertaining to and memorializing any of the transactions which, individually or when aggregated with others would constitute the Change of Control. The Company shall be obligated to share (and cause the Company's counsel and investment bankers to share) such materials when distributed to the Company's executives and/or any one or more of the other parties to such transaction(s). In the event that Investor Counsel deems it appropriate, in its reasonable discretion, to enter into a joint defense agreement or other arrangement to enhance the ability of the parties to protect their communications and other reviewed materials under the attorney client privilege, the Company shall, and shall direct its counsel to, execute and deliver to Investor Counsel and Jeffrey Cuban such an agreement in form and substance reasonably acceptable to Investor Counsel. In the event that one or more of the other party or parties to such transactions require Jeffrey Cuban to enter into a confidentiality agreement and/or joint defense agreement in order to receive such information, then the Company shall share whatever information can be shared without entry into such agreement and shall, at the same time, in good faith work expeditiously to enable Investor Counsel and Jeffrey Cuban to negotiate and enter into the appropriate agreement(s) without undue burden to Jeffrey Cuban.

4.3 Indemnification Matters. The Company hereby acknowledges that one (1) or more of the managers nominated to serve on the Board of Managers by the Investors (each a "***Fund Director***") may have certain rights to indemnification, advancement of expenses and/or insurance provided by one or more of the Investors and certain of their Affiliates (collectively, the "***Fund Indemnitors***"). The Company hereby agrees (a) that it is the indemnitor of first resort (i.e., its obligations to any such Fund Director are primary and any obligation of the Fund Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by

such Fund Director are secondary) for amounts required to be indemnified or advanced under the Limited Liability Company Agreement then in effect, (b) that it shall be required to advance the full amount of expenses incurred by such Fund Director and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement by or on behalf of any such Fund Director to the extent legally permitted and as required by the Company's governing documents (or any agreement between the Company and such Fund Director), without regard to any rights such Fund Director may have against the Fund Indemnitors, and, (c) that it irrevocably waives, relinquishes and releases the Fund Indemnitors from any and all claims against the Fund Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Company further agrees that no advancement or payment by the Fund Indemnitors on behalf of any such Fund Director with respect to any claim for which such Fund Director has sought indemnification from the Company shall affect the foregoing and the Fund Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Fund Director against the Company.

5. Right of First Refusal.

5.1 Grant. Subject to the terms of Section 7 below, each Founder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Equity that such Founder may propose to transfer in a Proposed Founder Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

5.2 Notice. Each Founder proposing to make a Proposed Founder Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Founder Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Founder Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Founder Transfer. To exercise its Right of First Refusal under this Section 5, the Company must deliver written notice to the selling Founder notifying the selling Founder that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Equity with respect to any Proposed Founder Transfer within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Founder with the Company that contains a preexisting right of first refusal, the Company and the Founder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Section 5.1 and this Section 5.2.

5.3 Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 7 below, each Founder hereby unconditionally and irrevocably grants to the Investors a Secondary Refusal Right to purchase all or any portion of the Transfer Equity not purchased by the Company pursuant to the Right of First Refusal, as provided in this Section 5.3. If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Equity subject to a Proposed Founder Transfer, the Company must deliver a Secondary Notice to the selling Founder and to each Investor to that effect no later than fifteen (15) days after the selling Founder delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor must deliver written notice to the selling Founder and the Company notifying

the Company and the selling Founder that such Investor intends to exercise its Secondary Refusal Right as to a portion of the Transfer Equity with respect to any Proposed Founder Transfer within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

5.4 Undersubscription of Transfer Equity. If options to purchase have been exercised by the Company and the Investors with respect to some but not all of the Transfer Equity by the end of the ten (10) day period specified in the last sentence of Section 5.3 (the "***Investor Notice Period***"), then the Company shall, immediately after the expiration of the Investor Notice Period, send written notice (the "***Company Undersubscription Notice***") to those Investors who fully exercised their Secondary Refusal Right within the Investor Notice Period (the "***Exercising Investors***"). Each Exercising Investor shall, subject to the provisions of this Section 5.4, have an additional option to purchase all or any part of the balance of any such remaining unsubscribed units of Transfer Equity on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Investor must deliver a notice to the selling Founder and the Company notifying the Company and the selling Founder that such Investor intends to exercise its option to purchase all or any portion of the Transfer Equity not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right within ten (10) days after the expiration of the Investor Notice Period. In the event there are two or more such Exercising Investors that choose to exercise the last-mentioned option for a total number of remaining units in excess of the number available, the remaining units available for purchase under this Section 5.4 shall be allocated to such Exercising Investors pro rata based on the number of units of Transfer Equity such Exercising Investors have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any units of Transfer Equity that any such Exercising Investor has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining units are exercised in full by the Exercising Investors, the Company shall immediately notify all of the Exercising Investors and the selling Founder of that fact.

5.5 Consideration; Closing. If the consideration proposed to be paid for the Transfer Equity is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Managers and as set forth in the Secondary Notice or Company Undersubscription Notice. If the Company or any Investor cannot for any reason pay for the Transfer Equity in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Managers and as set forth in the Secondary Notice or Company Undersubscription Notice. The closing of the purchase of Transfer Equity by the Company and the Investors shall take place, and all payments from the Company and the Investors shall have been delivered to the selling Founder, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Founder Transfer and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

6. Right of Co-Sale.

6.1 Exercise of Right. If any Transfer Equity subject to a Proposed Founder Transfer is not purchased pursuant to Section 5 above and thereafter is to be sold to a Prospective Transferee, each respective Investor may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Founder Transfer as set forth in Section 6.2 below and otherwise

on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor who desires to exercise its Right of Co-Sale (each a "***Participating Investor***") must give the selling Founder written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

6.2 Units Includable. Each Participating Investor may include in the Proposed Founder Transfer all or any part of such Participating Investor's equity equal to the product obtained by multiplying (i) the aggregate number of units of Transfer Equity subject to the Proposed Founder Transfer (excluding units purchased by the Company or the Participating Investors pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of units of equity (on an as-converted basis) owned by such Participating Investor immediately before consummation of the Proposed Founder Transfer and the denominator of which is the total number of units of equity owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Founder Transfer, plus the number of units of Transfer Equity held by the selling Founder. To the extent one or more of the Participating Investors exercise such right of participation in accordance with the terms and conditions set forth herein, the number of units of Transfer Equity that the selling Founder may sell in the Proposed Founder Transfer shall be correspondingly reduced.

6.3 Purchase Agreement. The parties hereby agree that the terms and conditions of any sale pursuant to this Section 6 will be memorialized in, and governed by, a written purchase and sale agreement with customary terms and provisions for such a transaction and the parties further covenant and agree to enter into such an agreement as a condition precedent to any sale or other transfer pursuant to this Section 6 and to make any such deliveries or take such other reasonable actions as may be contemplated by such purchase and sale agreement. If any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Investor exercising its Right of Co-Sale hereunder, no Founder may sell any Transfer Equity to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Founder purchases all securities subject to the Right of Co-Sale from such Investor on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice.

7. Exempt Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 5 and 6 shall not apply: (a) to a repurchase of Transfer Equity from a Founder by the Company at a price no greater than that originally paid by such Founder for such Transfer Equity and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Managers, (b) to a pledge of Transfer Equity that creates a mere security interest in the pledged Transfer Equity, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Founder making such pledge, (c) to a transfer of Transfer Equity that is waived by the Board of Managers (including the Manager appointed by Jeffrey Cuban, if designated) or by the Requisite Holders, or (d) in the case of a Founder that is a natural person, upon a transfer of Transfer Equity by such Founder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (by marriage, natural or adopted), or any other direct lineal descendant of such Founder (or his or her spouse) (all of the foregoing collectively referred to as "family members"),

or any other relative/person approved by unanimous consent of the Board of Managers of the Company, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by, such Founder or any such family members; provided that in the case of clause(s) (a), (b), or (c), the Founder shall deliver prior written notice to the Investors of such pledge, gift or transfer and such units of Transfer Equity shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Founder (but only with respect to the securities so transferred to the transferee), including the obligations of a Founder with respect to Proposed Founder Transfers of such Transfer Equity pursuant to Section 5; and provided, further, in the case of any transfer pursuant to clause (c) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

8. Lock-Up. Notwithstanding anything herein to the contrary, and except for transfers pursuant to Section 7 or in connection with a merger, consolidation, sale of 80% or more of the outstanding equity of the Company or any similar event, the Founders hereby severally agree not to, directly or indirectly, sell, contract to sell, make any short sale of, loan, grant any option for the purchase of, mortgage, hypothecate or otherwise transfer or dispose of any of the securities of the Company or any interest therein now beneficially owned or hereafter acquired by the Founders until the second (2nd) anniversary of the date of this Agreement without the prior written consent of the Investors, which consent may be withheld in their sole discretion.

9. "Market Stand-Off" Agreement.

(a) In connection with any underwritten public offering by the Company of its Registrable Securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the Holders and all subsequent holders of Registrable Securities who derive their chain of ownership through a permitted transfer from a Holder (each an "***Owner***") shall not (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any securities of the Company, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any securities of the Company, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of securities, in cash or otherwise without the prior written consent of the Company or its underwriters; provided that, with respect to the Holders, all executive officers, managers, directors and greater than five percent (5%) member or stockholder of the Company enter into similar agreements. Such restriction (the "***Market Stand-Off***") shall be in effect for such period of time from and after the effective date of the final prospectus for the offering as may be requested by the Company or such underwriters. In no event, however, shall such period exceed one hundred eighty (180) days following the effective date of the registration statement (the "***Lock-Up Period***"), and the Market Stand-Off shall in no event be applicable to any underwritten public offering effected more than two (2) years after the effective date of the Company's initial public offering. Notwithstanding the foregoing, if (y) during the period that begins on the date that is seventeen (17) days before the last day of the Lock-Up Period and ends on the last day of the Lock-Up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs;

or (z) prior to the expiration of the Lock-Up Period the Company announces that it will release earnings results during the sixteen (16) day period beginning on the last day of the Lock-Up Period, then the restrictions imposed herein shall continue to apply until the expiration of the date that is eighteen (18) days after the date on which the issuance of the earnings release or material news or material event occurs.

(b) Each Owner shall be subject to the Market Stand-Off provided and only if the executive officers, managers and directors of the Company and all holders of at least 5% of the Company's voting securities (on an as-converted basis) are also subject to similar restrictions.

(c) Any new, substituted or additional securities which are by reason of any recapitalization or reorganization distributed with respect to the Registrable Securities shall be immediately subject to the Market Stand-Off, to the same extent the Registrable Securities are at such time covered by such provisions.

(d) In order to enforce the Market Stand-Off, the Company may impose stop-transfer instructions with respect to the Registrable Securities until the end of the applicable stand-off period.

10. Right to Appoint Board Member. In accordance with the LLC Agreement, (a) Jeffrey Cuban shall have the right to appoint one manager to the Board of Managers (as defined in the LLC Agreement) and (b) Rod Hildebrant and Matthew Meehan shall have the right to appoint one manager to the Board of Managers (as defined in the LLC Agreement) so long as Rod Hildebrant, Matthew Meehan and/or their Affiliates and permitted assignees own at least 314,569 Series A Units (such designees, the "***Preferred Designees***"). Founders and Investors agree to vote their interests in favor of any managers designated by Jeffrey Cuban or Rod Hildebrant and Matthew Meehan pursuant to this section.

11. Miscellaneous.

11.1 Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, the parties and their successors and assigns. None of the Company, the Founders nor the Investors shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto. Notwithstanding the foregoing, the Investors may assign their rights hereunder to any person that purchases Preferred Units in a private transaction from such Investor or to any of such Investor's Affiliates, without the consent of the Company.

11.2 Governing Law; Venue. **ALL MATTERS RELATING TO ARBITRATION WILL BE GOVERNED BY THE FEDERAL ARBITRATION ACT (9 U.S.C. §§ ET SEQ.). EXCEPT TO THE EXTENT PROVIDED BY THE FEDERAL ARBITRATION ACT, THE UNITED STATES TRADEMARK ACT OF 1946 (LANHAM ACT, 15 U.S.C. §1051 ET SEQ.) OR OTHER APPLICABLE FEDERAL LAW, THE TERMS OF THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO ITS CONFLICTS OF LAWS PROVISIONS. FOR ACTIONS THAT ARE NOT SUBJECT TO MANDATORY ARBITRATION UNDER THIS SECTION, THE PARTIES HERETO SUBMIT AND IRREVOCABLY CONSENT TO THE EXCLUSIVE**

JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN AUSTIN, TEXAS, AND AGREE NOT TO RAISE AND IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION BASED UPON *FORUM NON CONVENIENS* OR ANY OTHER OBJECTION SUCH PARTY MAY NOW HAVE OR HEREAFTER HAVE TO SUCH JURISDICTION OR VENUE. FURTHER, NOTHING HEREIN CONTAINED SHALL BAR AN INVESTOR'S RIGHT TO OBTAIN INJUNCTIVE RELIEF AGAINST THREATENED CONDUCT THAT WILL CAUSE IRREPARABLE HARM, UNDER THE USUAL EQUITY RULES INCLUDING THE APPLICABLE RULES FOR OBTAINING SPECIFIC PERFORMANCE, RESTRAINING ORDERS AND PRELIMINARY INJUNCTIONS. EXCEPT TO THE EXTENT AN INVESTOR SEEKS INJUNCTIVE OR OTHER EQUITABLE RELIEF TO ENFORCE PROVISIONS OF THIS AGREEMENT, ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH THEREOF (A "***DISPUTE***"), SHALL BE RESOLVED BY ARBITRATION ADMINISTERED BY THE AMERICAN ARBITRATION ASSOCIATION IN ACCORDANCE WITH ITS COMMERCIAL ARBITRATION RULES (THE "***RULES***"). THE ARBITRATION SHALL BE COMMENCED BY WRITTEN REQUEST OF ANY PARTY, MADE IN ACCORDANCE WITH THE NOTICE PROVISIONS OF THIS AGREEMENT, AND SHALL BE CONDUCTED BY A SINGLE ARBITRATOR APPOINTED IN ACCORDANCE WITH THE RULES IN THE ENGLISH LANGUAGE IN AUSTIN, TEXAS, IN ACCORDANCE WITH THE FEDERAL ARBITRATION ACT. THE AWARD OF THE ARBITRATOR MAY BE ENTERED IN ANY COURT OF COMPETENT JURISDICTION. THE PARTIES AGREE THAT IT IS ESSENTIAL THAT ANY DISPUTE BE RESOLVED AS RAPIDLY AS POSSIBLE. TO THAT END, THE ARBITRATOR, BY ACCEPTING APPOINTMENT, UNDERTAKES TO EXERT HIS OR HER BEST EFFORTS TO CONDUCT THE PROCESS SO AS TO ISSUE AN AWARD WITHIN THREE MONTHS OF THE APPOINTMENT OF THE ARBITRATOR, BUT FAILURE TO MEET THAT TIMETABLE SHALL NOT AFFECT THE VALIDITY OF THE AWARD. UNLESS THE PARTIES AGREE OTHERWISE AT THE TIME OF THE PROCEDURAL CONFERENCE WITH THE ARBITRATOR, THE ARBITRATION SHALL BE CONDUCTED ON THE FOLLOWING SCHEDULE: (A) THE ARBITRATOR SHALL CONVENE A PROCEDURAL CONFERENCE WITHIN ONE WEEK OF HIS OR HER APPOINTMENT, AT WHICH ALL DATES FOR THE ARBITRATION WILL BE ESTABLISHED, (B) THE PARTIES EXPECT THAT ANY ARBITRATION UNDER THIS AGREEMENT CAN BE CONDUCTED WITHOUT DISCOVERY; AT MOST, THE ARBITRATOR MAY PERMIT, FOR GOOD CAUSE SHOWN, VERY NARROW AND TARGETED REQUESTS FOR DOCUMENTS IN NO EVENT TO EXCEED THE DISCOVERY LIMITATIONS UNDER THE IBA RULES ON THE TAKING OF EVIDENCE IN INTERNATIONAL COMMERCIAL ARBITRATION, TO BE ADDRESSED BY ONE PARTY TO THE OTHER, ON A SCHEDULE TO BE SET BY THE ARBITRATOR, (C) AT THE PROCEDURAL CONFERENCE, THE ARBITRATOR SHALL FIX A DATE FOR SIMULTANEOUS SUBMISSIONS BY THE PARTIES NOT LATER THAN 30 DAYS AFTER THE DATE OF THE PROCEDURAL CONFERENCE; SUCH SUBMISSIONS SHALL SET FORTH THE CASE OF EACH PARTY IN THE FORM OF WRITTEN WITNESS STATEMENTS, DOCUMENTARY EVIDENCE, AND A BRIEF, (D) THE ARBITRATOR SHALL FIX A DATE FOR REPLY SUBMISSIONS BY EACH PARTY NOT LATER THAN 10 DAYS FOLLOWING THE PRINCIPAL SUBMISSIONS OF EACH PARTY, (E) THE ARBITRATOR SHALL SET A DATE FOR A HEARING OF ONE TO

THREE DAYS TO PERMIT THE PARTIES TO CROSS EXAMINE WITNESSES WHOSE TESTIMONY IS PROFFERED BY ANOTHER PARTY AND TO HEAR ARGUMENT AND (F) THE ARBITRATOR SHALL ISSUE HIS OR HER AWARD WITHIN 30 DAYS OF THE HEARING. IN ANY EVENT, THE ARBITRATOR (A) SHALL PERMIT EACH SIDE NO MORE THAN TWO DEPOSITIONS (INCLUDING ANY DEPOSITIONS OF EXPERTS), WHICH DEPOSITIONS MAY NOT EXCEED FOUR HOURS EACH, ONE SET OF TEN INTERROGATORIES (INCLUSIVE OF SUB-PARTS) AND ONE SET OF FIVE DOCUMENT REQUESTS (INCLUSIVE OF SUB-PARTS), (B) SHALL NOT PERMIT ANY REQUESTS FOR ADMISSIONS, AND (C) SHALL LIMIT ANY HEARING TO, AT MOST, THREE DAYS. WITHOUT LIMITATION OF THE FOREGOING, IN THE INTEREST OF TIME, THE ARBITRATION MAY DISPENSE WITH ANY FORMAL RULES OF EVIDENCE AND ALLOW HEARSAY TESTIMONY SO AS TO LIMIT THE NUMBER OF WITNESSES REQUIRED AND ACCEPT EVIDENCE OF ASSET VALUES WITHOUT FORMAL APPRAISALS AND UPON SUCH INFORMATION PROVIDED BY THE PARTIES OR OTHER PERSONS. THE ARBITRATOR SHALL HAVE THE POWER IN THE AWARD TO ORDER EQUITABLE RELIEF, INCLUDING SPECIFIC PERFORMANCE. THE PARTIES AGREE THAT THE EXISTENCE OF ANY DISPUTE, ANY PROCEEDINGS TO RESOLVE SUCH DISPUTE, AND ALL SUBMISSIONS RECEIVED BY ANY PARTY FROM ANY OTHER PARTY IN CONNECTION WITH EITHER SHALL BE TREATED AS CONFIDENTIAL, AND SHALL NOT BE DISCLOSED TO ANY THIRD PARTY EXCEPT AS REQUIRED BY LAW, COMPELLED BY LEGAL PROCESS OR REQUIRED TO ENFORCE ANY AWARD OF THE ARBITRATOR.

11.3 Waiver of Right to Jury Trial. **THE PARTIES SHALL, AND HEREBY DO, IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY DISPUTE, CONTROVERSY, CLAIM, OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT (EITHER ALLEGED BREACH OR ENFORCEMENT).**

11.4 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes. Any party delivering an electronic signature agrees that such electronic signature is the legally binding equivalent to such party's handwritten signature and has the same validity and meaning as such party's handwritten signature. Such party further agrees that such party will not, at any time in the future, repudiate the meaning of such electronic signature or claim that such electronic signature is not legally binding. Such party further agrees that no certification authority or other third party verification is necessary to validate such electronic signature and that the lack of such certification or third party verification will not in any way affect the enforceability of such electronic signature or any resulting contract.

11.5 Titles and Subtitles. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement.

11.6 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Schedule A, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Agreement.

11.7 Waivers and Amendments. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative. Notwithstanding the foregoing, any term of this Agreement may be amended, terminated or waived with the written consent of the Company, the Founders holding at least a majority of the then-outstanding Common Units held by the Founders who are then providing services to the Company as officers, employees or consultants and the holders of at least a majority of the then-outstanding Preferred Units; provided that Section 3 may be amended, terminated or waived with the written consent of the Major Investors holding at least a majority of the then-outstanding Preferred Units held by all Major Investors (it being agreed that a waiver of the provisions of Section 3 with respect to a particular transaction shall be deemed to apply to all Investors in the same fashion if such waiver does so by its terms, notwithstanding the fact that certain Investors may nonetheless, by agreement with the Company, purchase securities in such transaction); provided, further, that any amendment or waiver of this Agreement will also require the consent of at least a majority of the outstanding Units of a particular series of Units, voting together as a separate class, to the extent that, on its face, such amendment or waiver would alter or change the powers, preferences, or special rights of the holders of such series of Units set forth herein, so as to affect them adversely, but not so similarly affect the entire class of Preferred Units. Any amendment or waiver effected in accordance with this Section shall be binding upon the Investors and each transferee of the Securities (or the equity issuable upon conversion thereof), each future holder of all such securities, and the Company. The Company shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 11.7 shall be binding on all parties hereto, regardless of whether any such party has consented thereto. Each Investor agrees and acknowledges that a waiver of the provisions of Section 3 with respect to a particular transaction

shall be effective notwithstanding the fact that some Investors may nonetheless, by agreement with the Company, purchase securities in such transaction.

11.8 Severability. In case any one or more of the provisions contained in this Agreement is for any reason held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provision of this Agreement, and such invalid, illegal, or unenforceable provision shall be reformed and construed so that it will be valid, legal, and enforceable to the maximum extent permitted by law.

11.9 Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional Series B-1 Preferred Units after the date hereof, any purchaser of such Series B-1 Preferred Units may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement or by otherwise agreeing to be bound by the terms and conditions hereof by way of a joinder, and thereafter shall be deemed an "Investor" for all purposes hereunder. No action or consent by the Investors shall be required for such joinder to this Agreement by such additional Investor, so long as such additional Investor has agreed in writing to be bound by all of the obligations as an "Investor" hereunder.

11.10 Entire Agreement. This Agreement and the agreements, instruments, exhibits and schedules referenced herein, contain the entire understanding of the parties with respect to the matters covered herein and therein and supersedes any former agreements or understandings, oral or written (including any term sheets or summary of terms made available to Investor). Subject to the exceptions specifically set forth in this Agreement, the terms and conditions of this Agreement shall inure to the benefit of, and be binding upon, the respective executors, administrators, heirs, successors, legal representatives and assigns of the parties to this Agreement.

11.11 Expenses. Each party to this Agreement will bear its own expenses in connection with the preparation, negotiation, execution, delivery and performance of this Agreement and other documents contemplated hereby.

11.12 Third Party Beneficiaries. Except for Sections 11.15 and 11.16 below, this Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

11.13 Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

11.14 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

11.15 Multiple Investment Acknowledgment. The Company acknowledges that the Investors and several of their Affiliates and employees invest in, mentor and are otherwise

involved with various other companies ("***Other Investments***"), many of which are either minority investments or otherwise not under the control of the Investors. No Other Investment shall be liable to the Company for any claim arising out of, or based upon, (i) the investment by the Investors or their Affiliates and employees in an entity competitive with the Company or (ii) actions taken by any Investor or their Affiliates and employees to assist any Other Investment.

11.16 No Recourse Against Nonparty Affiliates. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made only against (and are those solely of) the entities that are expressly identified as parties in the preamble to this Agreement ("***Contracting Parties***"). No Person who is not a Contracting Party, including without limitation any manager, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any Contracting Party, or any manager, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, attorney, or representative of, and any financial advisor or lender to, any of the foregoing ("***Nonparty Affiliates***"), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach; and, to the maximum extent permitted by law, each Contracting Party hereby waives and releases all such liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by law, (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

11.17 Specific Enforcement of Agreement. The parties to this Agreement acknowledge and agree that the parties hereto would be irreparably damaged in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, it is agreed that any party hereto shall be entitled to an injunction to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, in addition to any other damages or other remedies to which they would be entitled.

11.18 Voluntary Nature. Each party to this Agreement acknowledges that such party is voluntarily entering into this Agreement after being encouraged to seek the advice of legal counsel, and after either obtaining such advice or voluntarily choosing not to obtain such advice.

11.19 Acknowledgment. The Company acknowledges that the Investors are in the business of venture capital investing and therefore review the business plans and related proprietary information of many enterprises, including enterprises which may have products or services which compete directly or indirectly with those of the Company. Nothing in this Agreement shall preclude or in any way restrict the Investors from investing or participating in any particular enterprise whether or not such enterprise has products or services which compete with those of the Company.

11.20 Termination. Except as expressly provided herein, (a) the rights of a Founder or an Investor under this Agreement will terminate when such Founder or such Investor no longer holds any securities of the Company and (b) this Agreement shall terminate upon the earlier of the Company's initial public offering or the consummation of a Change in Control (as defined in the LLC Agreement).

11.21 Amendment and Restatement of Prior Agreement. Pursuant to Section 11.7 of the Prior Agreement, the Required Parties hereby amend and restate the Prior Agreement on behalf of all parties thereto, and any party thereto who does not sign this Agreement shall be bound by the terms and conditions of this Agreement pursuant to Section 11.7 of the Prior Agreement as if that party had signed this Agreement.

11.22 Consent and Waiver of Rights Regarding Series B-1 Preferred Units. Each Existing Investor hereby (i) consents to the Company issuing Series B-1 Preferred Units pursuant to the Subscription Agreement, (ii) waives any and all rights of first refusal or pro rata rights such Required Party has, under Section 3 (Rights to Future Issuances) of the Prior Agreement or any other agreement with the Company, to purchase any portion of the Series B-1 Preferred Units, including any of the Company's Common Units issued upon conversion thereof and (iii) waives any right to notice of the Company's intention to issue Series B-1 Preferred Units under the Prior Agreement or otherwise. The waiver set forth in this Section shall become effective and binding on all Existing Investors upon the execution of this Agreement by the Company and by the Required Parties.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first above written.

COMPANY:

FUTURE PROOF BRANDS LLC,
a Delaware limited liability company

DocuSigned by:

By: ______________________

Name: Justin Fenchel

Title: Co-founder / CEO

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first above written.

FOUNDERS:

Address:
401 Guadalupe street #1912
Austin texas 78701

DocuSigned by:
D5ABE5782DDF41E...

Justin Fenchel, in an individual capacity

Aimy Steadman, in an individual capacity

Brad Schultz, in an individual capacity

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first above written.

FOUNDERS:

Address:

____
____
____

____
Justin Fenchel, in an individual capacity

411 Normandy St
Austin, TX 78745
____

DocuSigned by:
Aimy Steadman
64236A603225447...
Aimy Steadman, in an individual capacity

____
____
____

____
Brad Schultz, in an individual capacity

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first above written.

FOUNDERS:

Address:

____

____

____

____
Justin Fenchel, in an individual capacity

____

____

____

____
Aimy Steadman, in an individual capacity

110 san antonio st #1213
____

austin, tx 78701
____

____

DocuSigned by:
Brad Schultz
9233B63F4FC24E3...
____
Brad Schultz, in an individual capacity

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first above written.

INVESTOR:

Address:

1400 S. Greenway Dr.

Coral Gables, FL 33134

Rod Hildebrant and Matthew Meehan,
joint tenants with right of survivorship

DocuSigned by:

C4FE7B83A266480...

Rod Hildebrant

____

Matthew Meehan

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first above written.

INVESTOR:

Address:

1400 S. Greenway Dr.

Coral Gables, FL 33134

Rod Hildebrant and Matthew Meehan,
joint tenants with right of survivorship

____
Rod Hildebrant

DocuSigned by:

1B21DCB687A9479...

____
Matthew Meehan

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first above written.

INVESTOR:

Address:

1435 Wesleys Run

Gladwyne, PA 19035

BBB Investment LLC

By: DocuSigned by: Josh Verne
D4ACCBFD22014C1...

Name: Josh Verne
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first above written.

If Investor is an Individual:

Jeffrey Cuban
(Print name of Investor)

DocuSigned by:
Jeffrey Cuban
06CDA4F8774248A...
(Signature)

Address: 8530 Jourdan Way
Dallas, Tx 75225

If Investor is an Entity:

____
(Print name of Investor)

By: ______________________________

Name: ______________________________

Title: ______________________________

Address: ______________________________

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first above written.

If Investor is an Individual:

____
(Print name of Investor)

____
(Signature)

Address: ______________________________
____
____

If Investor is an Entity:

____
(Print name of Investor)

By: ___________________________________

Name: _________________________________

Title: _________________________________

Address: ______________________________
____
____

Schedule A

Name and Address

Radical Investments LP c/o Radical Investments Management LLC 2931 Elm Street Dallas, Texas 75226 Attention: President Fax: (214) 696-6310 With a copy to (which shall not constitute notice): Robert S. Hart 2931 Elm Street Dallas, Texas 75226 Attention: President Fax: (214) 696-3380
Rod Hildebrant and Matthew Meehan, JTWROS 1400 S. Greenway Dr. Coral Gables, FL 33134
Mark D. Slomann & Cheryl M. Slomann 1997 Trust 2715 Montview Court Westlake Village, CA 91361
Anthony Ford Noble 15301 N. Dallas Parkway, #1350 Addison, TX 75001
Frederick Saul 3453 Ashbourne Circle San Ramon, CA 94583
Patrick Lowenthal [Address]
The Flam Family Trust DTD 9/9/14 3404 Laurel Avenue Manhattan Beach, CA 90266
Patrick Furtaw

5593 Palm Drive, Unit 108 Hawthorne, CA 90250
Dyrdek Machine LLC 2850 Ocean Park Boulevard Santa Monica, CA 70405
Justin Fenchel [Address]
Tom Fenchel 1178 Stunt Road Calabasas, CA 91302
Jeffrey Cuban [Address]
Bueno Enterprises, LLC 405 Little Key court Chapin, SC 29036
John Potts 8024 Carlton Ridge Cove Austin, TX 78738
Darco Investments LLC 201 Rouse Blvd Philadelphia, PA 19112
Julian Martin Masculli 1021 N. Vulcan Avenuem Apt. 4 Encinitas, CA 92024
WeAreTreo LLC 251 Knox Street, #B Costa Mesa, CA 92627
Leigh Sedley 1650 Basswood Ave Carlsbad, CA 92008
Kevin and Frances Lyman Trust DTD 06/19/01 5200 West Century Blvd, Ste 810 Los Angeles, CA 90045
BBB Investment LLC

1435 Wesleys Run Gladwyne, PA 19035
Lohr Holding Company, Inc. 8870 Norwood Avenue Philadelphia, PA 19118
Society Industries, Inc. 949 Van Dyke Drive Laguna Beach, CA 92651
Gross Labs 11766 Wilshire Blvd, Ste 500 Los Angeles, CA 90025
Luke Davis 27336 Vista Azul Capo Beach, CA 92624
Dylan Ragland 4140 Glencoe Ave, Suite 609 Marina Del Rey, CA 90292
David Weidetz 1336 Knoll Drive Oceanside, CA 92054
Frederic Judson Kennett 6851 Alta Loma Terrace Los Angeles, CA 90068
Robert David Hauldren 3 Country Lane Northfield, IL 60093
CASA II, LP P.O. Box 511 Snowmass, CO 81654
Jedi Ventures, LLC 410 E. 5th St., Ste 109 Austin, TX 78701
Jonathan Hollister 7901 Flight Ave Los Angeles, CA 90045

Marjorie Weingarten P.O. Box 511 Snowmass, CO 91654
Howard Adelman 424 Windrow Clusters Drive Moorestown, NJ 08057
JEDS44, LLC 1125 Wallace Ridge Beverly Hills, CA 90210
Singularity Beverage 19-01 LLC 30 N. Gould St., Ste #3341 Sheridan, WY 82801
Springdale Ventures I, LP 1023 Springdale Road, Suite 11E Austin, TX 78721
Anna Lunoe 700 S. Santa Fe Los Angeles, CA 90021
AVG-CAV BeatBox 2019 Trust 70 Federal Street, 6th Floor Boston, MA 02110

Schedule B

Justin Fenchel
Aimy Steadman
Jason Schieck
Daniel Singer
Brad Schultz

EXHIBIT C

DISCLOSURE SCHEDULE

See Attached.

FUTURE PROOF BRANDS LLC

DISCLOSURE SCHEDULE

This Disclosure Schedule is made and given pursuant to Section 2 of the Series B-1 Preferred Unit Subscription Agreement, dated as of October 8, 2020 (the "***Agreement***"), between Future Proof Brands LLC (the "***Company***") and the Purchasers. All capitalized terms used but not defined herein shall have the meanings as defined in the Agreement, unless otherwise provided. The section numbers below correspond to the section numbers of the representations and warranties in the Agreement; *provided, however*, that any information disclosed herein under any section number shall be deemed to be disclosed and incorporated into any other section number under the Agreement where such disclosure would be appropriate and is reasonably apparent on the face of such disclosure.

Nothing in this Disclosure Schedule is intended to broaden the scope of any representation or warranty contained in the Agreement or to create any covenant. Inclusion of any item in this Disclosure Schedule (1) does not represent a determination that such item is material or establish a standard of materiality, (2) does not represent a determination that such item did not arise in the ordinary course of business, (3) does not represent a determination that the transactions contemplated by the Agreement require the consent of third parties, and (4) shall not constitute, or be deemed to be, an admission to any third party concerning such item. This Disclosure Schedule includes brief descriptions or summaries of certain agreements and instruments, copies of which are available upon reasonable request. Such descriptions do not purport to be comprehensive, and are qualified in their entirety by reference to the text of the documents described.

Section 2.5
Litigation

On February 27 2020, the Company filed a lawsuit in the District Court for the Western District of Texas – Austin Division against Molson Coors Beverage Company ("***Coors***") seeking a preliminary injunction prohibiting Coors from selling and marketing products confusingly similar to the Company's "BRIZZY" trademark. The Court denied the Company's motion on March 24, 2020. The Company has since appealed to the Court of Appeals for the Fifth Circuit.

Section 2.6
Property

The following agreements provide for a lien on Company assets:

1. Loan and Security Agreement, dated September 16, 2019, by and between the Company, Darco Investments LLC and certain lenders party thereto and the Secured Promissory Notes issued in connection therewith.

EXHIBIT D

RISK FACTORS

See Attached.

EXHIBIT "A"

CERTAIN RISK FACTORS

Any investment in the Company will be subject to numerous risks and uncertainties and is suitable only for sophisticated investors whose financial resources are sufficient to enable them to bear the loss of all or a significant portion of their investment. The following risk factors should be carefully considered by prospective investors, but such risk factors are not meant to be an exhaustive listing of all potential risks associated with an investment in the Company.

RISKS RELATED TO THE COMPANY'S BUSINESS

General economic conditions could affect the Company's business. The Company's results of operations are affected by overall economic trends, the level of consumer spending, the rate of taxes levied on alcoholic beverages and consumer confidence in future economic conditions. In periods of economic slowdown, consumer purchase decisions may be increasingly affected by price considerations, thus creating negative pressure on the sales volume and margins of the products sold by the Company. Reduced consumer confidence and spending may result in reduced demand for the products sold by the Company and limitations on our ability to increase prices and finance marketing and promotional activities. A shift in consumer preferences or a reduction in sales of alcoholic beverages generally could have a material adverse effect on the products sold by the Company.

Pandemics, such as the current global COVID-19 virus, outbreaks of communicable infections or diseases, or other public health concerns in the markets in which our consumers or employees live and/or in which we or our distributors, retailers, and suppliers operate. Disease outbreaks and other public health conditions could result in disruptions and damage to our business caused by potential negative consumer purchasing behavior as well as disruption to our supply chains, production processes, and operations. Consumer purchasing behavior may be impacted by reduced consumption by consumers who may not be able to leave home or otherwise shop in a normal manner as a result of quarantines or other cancellations of public events and other opportunities to purchase our products, from bar and restaurant closures, or from a reduction in consumer discretionary income due to reduced or limited work and layoffs. Supply disruption may result from restrictions on the ability of employees and others in the supply chain to travel and work, such as caused by quarantine or individual illness, or which may result from border closures imposed by governments to deter the spread of communicable infection or disease, or determinations by us or our suppliers or distributors to temporarily suspend operations in affected areas, or other actions which restrict the ability to distribute our products or which may otherwise negatively impact our ability to produce, package and ship our product, for our distributors to distribute our products, or for our suppliers to provide us our raw materials. Transportation of product within a region or country may be limited, if workers are unable to report to work due to travel restrictions or personal illness. Our operations and the operations of our suppliers may become less efficient or otherwise become negatively impacted if our executive leaders or other personnel critical to our operations are unable to work or if a significant percentage of the workforce is unable to work or is required to work from home. Our cyber-security could be compromised if persons who are forced to work from home do not maintain adequate information security. A prolonged quarantine or border closure could result in temporary or longer-term disruptions of sales patterns, consumption and trade patterns, supply chains, production processes, and operations. A widespread health crisis, such as the COVID-19 pandemic, could negatively affect the economies and financial markets of many countries resulting in a global economic downturn which could negatively impact demand for our products and our

ability to borrow money. Any of these events could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations.

Our Board of Managers is in the process of seeking certification as a "B corporation" in which case the Company will be required to consider the impact of its decisions on all stakeholders, not just its Members. "Certified B corporations" refers to companies that are certified by B Lab as meeting certain levels of social and environmental performance, accountability and transparency. B Lab sets the standards for Certified B Corporation certification and may change those standards over time. If the Company becomes a Certified B Corporation, the Company's Board of Managers must consider the effects of any action or inaction on the Company's members, employees, customers, community and societal factors, local and global environment, among others things, and is not required to regard any interest, or the interests of any particular group affected by an action or inaction, including the members, as a dominant or controlling interest or factor. This is not the default standard under Delaware law. Further, our reputation could be harmed if we are unable to become a Certified B Corporation or if we become a Certified B Corporation and subsequently lose that status.

We have incurred indebtedness to finance operations and expansion activities and a portion of the proceeds from new investments in the Company will be used to pay off some of the Company's high-interest short term debt. In the future, we may continue to incur additional indebtedness for general corporate purposes. We cannot assure that our business will generate sufficient cash flow from operations to meet all our debt service requirements, return value to shareholders and fund our general corporate and capital requirements. Our current and future debt service obligations and covenants could have important consequences. These consequences include, or may include, the following: our ability to obtain financing for future working capital needs or investments/acquisitions or other purposes may be limited; our funds available for operations, and expansion may be reduced because we dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our indebtedness; our ability to conduct our business could be limited by restrictive covenants; and our vulnerability to adverse economic conditions may be greater than less leveraged competitors and, thus, our ability to withstand competitive pressures may be limited. If we fail to comply with the obligations contained in our current credit facilities or future loan agreements, we could be in default under such debt facilities or agreements. In the event of a default, the holders of our debt could elect to declare all amounts outstanding under such instrument to be due and payable. A default could also require the immediate repayment of outstanding obligations under other debt facilities or agreements that contain cross-acceleration or cross-default provisions. If that were to occur, we might not have available funds to satisfy such repayment obligations.

The federal and state "tied-house" laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company. Alcohol beverage licensees and their investors are subject to state and federal "tied-house" laws which restrict certain investments between the three tiers of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules regarding such investments are different in each state and change frequently. We cannot make any assurances that investments in the company by investors are permissible in Texas or any other state if an investor holds other interests in alcoholic beverage licensees. It is within the purview of the Texas Alcoholic Beverage Commission to investigate our compliance with state tied-house requirements regardless of such investors' amount of investment in the company. If any regulatory authority notifies the Company that the Company will lose its alcoholic beverage permit(s) because a member or related party or affiliate thereof has

violated federal and state "tied-house" laws, such member must transfer its units to another person that does not engage in any activity that presents a conflict with the Company's alcoholic beverage permit(s). In the event that such member does not make a transfer within thirty (30) days from receipt of notice from the Company that a transfer is required to resolve a regulatory conflict, the Company will have the right to redeem that member's units.

Changes in the prices of supplies and raw materials could have a materially adverse effect on the Company's business. There have been changes in the cost of raw materials used in the production of alcoholic beverages in recent years. Increases in prices may also take place in the future and the Company's inability to pass on increases to customers could reduce margins and profits and have a material adverse effect on the Company's business. The Company cannot assure you that shortages or increases in the prices of supplies or raw materials will not have a material adverse effect on the Company's financial condition and results of operations. The success of the Company's business with suppliers is subject to numerous financial, legal and operating risks, such as enforcement of contract rights and compliance with existing and future laws, regulations and policies, including those related to tariffs, investments, taxation, trade controls, product content and performance.

Weather conditions may have a material adverse effect on sales. The Company will operate in an industry where performance is affected by the weather. Changes in weather conditions may result in lower consumption of alcoholic beverages than in comparable periods. In particular, unusually cold spells in winter or high temperatures in the summer can result in temporary shifts in customer preferences and decrease demand for the alcoholic beverages the Company will produce and distribute. Similar weather conditions in the future may have a material adverse effect on sales which could affect the Company's financial condition and results of operations.

Risks with the Company's brands. It is important that the Company have the ability to maintain and enhance the image of its existing products. The image and reputation of the Company's products may be impacted for various reasons including litigation or complaints from customers/regulatory bodies resulting from the illegal consumption of the Company's products, quality failure, illness or other health concerns. Such concerns, even when unsubstantiated, could be harmful to the Company's image and the reputation of its products. Deterioration in the Company's brand equity (brand image, reputation and product quality) may have a negative effect on its operating results, financial condition and prospects.

Adverse public opinion about alcohol may harm our business. While a number of research studies suggest that moderate alcohol consumption may provide various health benefits, other studies conclude or suggest that alcohol consumption has no health benefits and may be detrimental to one's health. An unfavorable report on the health effects of alcohol consumption could significantly reduce the demand for alcohol beverages, which could harm our business by reducing sales and increasing expenses. In recent years, activist groups have used advertising and other methods to inform the public about the societal harms associated with the consumption of alcoholic beverages. These groups have also sought, and continue to seek, legislation to reduce the availability of alcoholic beverages, to increase the penalties associated with the misuse of alcoholic beverages, or to increase the costs associated with the production of alcoholic beverages. Over time, these efforts could cause a reduction in the consumption of alcoholic beverages generally, which could harm our business by reducing sales and increasing expenses.

Loss of distribution agreements or inability to enter into favorable distribution agreements

may have a material adverse effect on the Company. Entering into distribution agreements on favorable terms with key distributors will be critical to the success of the Company. If the Company fails to enter into distribution agreements on favorable terms with key distributors, such failure could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, if any distributors were to breach, terminate or attempt to renegotiate their distribution agreements with the Company, such breach, termination or renegotiation could have a material adverse effect on the Company's business, financial condition and results of operations. The Company can give you no assurance that it will be successful in maintaining and entering into favorable distribution agreements with key distributors.

Risks associated with the regulatory framework applicable to the Company. The alcoholic beverage industry is highly regulated at both national and local levels. Alcoholic beverage related producing, distributing and reselling operations require licenses, permits and approvals. Delays and failures to obtain or the future loss of any required licenses, permits or approvals could negatively affect the Company's operations. Government-sponsored campaigns against excessive drinking, licensing reforms relating to the sale of alcoholic beverages and changes in drinking laws may reduce demand for the Company's products and any change in legislation could impact upon future products that the Company may produce. Also, new regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect the Company's business, financial condition and results of operations.

The Company may not be able to adequately protect its intellectual property rights. The Company will rely on trademark and other intellectual property rights to protect its intellectual property. There can be no assurance that the Company's intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented or challenged. The Company cannot assure you that the steps the Company have taken or will take will be sufficient to protect the Company's intellectual property rights or to prevent others from seeking to invalidate the Company's trademark or block sales of the Company's products as a violation of the trademarks and intellectual property rights of others. In addition, the Company cannot assure you that third parties will not infringe on or misappropriate the Company's rights, imitate the Company's products, or assert rights in, or ownership of, trademarks and other intellectual property rights of the Company's or in marks that are similar to the Company's. In some cases, there may be trademark owners who have prior rights to the Company's marks or to similar marks. Intellectual property litigation is costly, and, even if the Company prevails, the cost of such litigation could adversely affect its business, financial condition and results of operations. Failure to protect the Company's proprietary information could have a material adverse effect on its business, results of operations and financial condition.

We are currently involved in a lawsuit. The Company filed a trademark infringement lawsuit against Molson Coors Beverage Co. ("Molson Coors"), which, if the outcome is not successful, could have a material adverse impact on our Brizzy hard seltzer product line (including abandoning this product line). The Company was unsuccessful in obtaining a preliminary injunction against Molson Coors from launching its hard seltzer product on account of a likelihood of confusion.

The Company has a limited operating history. The Company has a limited operating history and to date has not generated any amounts of revenue or net income. The Company will not realize any significant revenues, net income or capital appreciation unless it successfully executes its business plan. Because of the Company's limited operating history, it is unable to accurately forecast revenues. The Company currently intends to increase operating expenses substantially in order to,

among other things, ramp and scale production of product, support pricing strategy with distributors, deliver brand launch through field marketing, social marketing, targeted advertising and product sampling, and accelerate key hires of sales and distribution leadership. To the extent the Company is unsuccessful in achieving significant revenues, it may be unable to appropriately adjust spending in a timely manner to compensate for any unexpected revenue shortfall or will have to reduce operating expenses, causing the Company to forego potential revenue generating activities, either of which could cause a material adverse effect on its business, results of operations, and financial condition. In addition, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing or marketing decisions that may adversely affect its revenues. These factors add to the difficulty in accurately forecasting revenue.

Market acceptance of the Company's brands and products is uncertain. It is possible that the Company may not be successful in introducing its brands and products to its target markets. The possibility exists that market acceptance of the Company's brands and products may differ from management's perceived expectations and that the Company may be forced to modify all or part of its business plans. Management may come to erroneous conclusions regarding the marketplace, which may result in the Company's overstatement of the opportunity. The success of the Company will, to a large extent, rely on management's ability to adjust or modify, if at all or in part, components of its business plan to reflect current market conditions as they may present themselves in the future.

The Company may be unable to manage rapid growth. Market acceptance of the Company's brands and products may result in the rapid and accelerated growth of the Company and stress the talents and time requirements of management. Current management may experience difficulties adjusting and managing the growth of the Company, resulting in material operational or revenue issues or deficiencies.

The Company's ability to compete effectively in the highly competitive alcoholic beverage industry may affect its operational performance and financial results. The Company may not be able to compete successfully in the highly competitive alcoholic beverage industry. The Company will face competition from large, national companies and smaller, regional operators. Some of the Company's competitors are larger and have greater financial resources. The Company may experience price pressure as a result of competitors' pricing practices as well as general market conditions. Failure to match or exceed competitors' cost reductions through productivity gains and other improvements could weaken the Company's competitive position. The Company may not be able to effectively compete with larger, more diversified companies. Increased competition may result in lower operating margins leading to unprofitable operations and loss of market share.

Additional funding may be necessary for future development. The funds raised in this Offering will be used, in part, to generate a track record of performance and success in the Company's product offering. The Company may require additional financing, including venture capital financing, to complete the product roadmap and expand the business. The timing and amount of such capital needs cannot be precisely determined at this time and will depend upon a number of factors, including the pace of product development, customer demand and acceptance, changes in industry conditions and competitive factors.

The Company's financial projections and assumptions may prove incorrect. The information presented to investors in meetings and otherwise (including any financial projections of the Company) contain forward looking information and has been prepared on the basis of a number

of assumptions, variables, and hypotheticals, including third-party data believed to be reliable but not fully verified or verifiable by the Company. The information and financial projections are dependent on estimates and projections of circumstances and events that have not occurred and which may not occur or which may have different consequences from those now assumed or anticipated. No assurance can be given that all material assumptions have been considered. Future operating results are in fact impossible to predict. Therefore, the actual results achieved will vary from the forecasts and projections and the variations could be material. No representation or warranty of any kind is made by the Company or any of its affiliates, and none should be inferred, respecting the future accuracy or completeness of any projections or any other forward-looking information provided by the Company.

The Company may not be able to obtain adequate financing. The Company's projections are based on raising $2,500,000. If the Company raises $2,500,000 in this Offering, it may still be unable to achieve its proposed business plan. The Company's operations may require capital infusions on an ongoing basis. If the Company does not generate sufficient cash flow from its operations, or is unable to borrow or otherwise obtain additional funds to finance its operations, the Company's financial condition and results of operations could be adversely affected.

The Company is dependent on key personnel. The Company's success will depend, in large part, upon the contributions of key personnel, especially the Founders (as defined below). The loss of the service of several key people within a short period of time could have a material adverse effect upon the Company's financial condition and operations. The Company's future success is also dependent upon its ability to attract and retain other highly qualified personnel. Competition for such personnel is intense, and the Company's inability to attract and retain additional key employees could have a material adverse effect on the Company's financial condition and operations. The Company could lose key personnel, which could prevent the Company from executing its business plan.

Past performance of the Founders is not a guarantee of comparable future results. Pro forma financial information for the Company is based upon numerous assumptions, many of which may or may not prove accurate. Therefore, actual financial results will be different from the pro forma information and the results obtained by the Founders in prior business endeavors, and these differences could be material.

RISKS RELATED TO OWNING SERIES B-1 Preferred UNITS OF THE COMPANY

The following risk factors regarding the ownership of Series B-1 Preferred Units of the Company do not purport to be complete and are qualified in their entirety by the detailed provisions of the LLC Agreement. Each capitalized term not otherwise defined herein shall have the meaning given such term in the LLC Agreement.

Investors will have limited control over decision making because the Founders and existing investors will have voting control of the Company. Initially, Justin Fenchel, Aimy Steadman, Brad Schultz, Jason Schieck and Daniel Singer (the "Founders") and existing holders of Preferred Units of the Company will own and control a majority of the voting interests of the Company and the investors in this Offering will have very limited control over the management of the Company. As a result, the Founders and existing investors will have significant influence in determining the outcome of all corporate transactions. The interests of the Founders and existing investors may differ from the interests of the other members, and the Founders and existing investors may make decisions with which the other members may not agree. Additionally, the Founder's and existing investors' fiduciary duties are limited by the LLC Agreement.

The LLC Agreement places limits on transferability of the Series B-1 Preferred Units. Under the LLC Agreement, no member may sell, assign, mortgage, pledge, transfer, hypothecate, encumber or otherwise dispose of any membership interest in the Company without the prior approval of the Board, in the Board's sole discretion. Thus, your ability to transfer the Series B-1 Preferred Units is severely limited. Also, any sale or other transfer of the Series B-1 Preferred Units will be subject to a right of first refusal in favor of the Company and the other members. In addition, you might be required to sell your Series B-1 Preferred Units in certain circumstances. If the Founders and the members holding a majority of the outstanding membership interests in the Company desire to sell all or a majority of the equity interests in the Company, you can be required to sell your Series B-1 Preferred Units in such sale transaction.

Your ownership interest in the Company is subject to dilution in the event that the Company requires issues additional equity interests or equity-like interests. The Company may require additional capital and could sell additional equity interests in the Company to raise such capital. The Company may also issue additional equity incentive interests (including equity-like incentive interests) in the Company as awards to certain individuals. The Company may issue additional equity interests without your approval. Even if you are given an opportunity to purchase additional equity interests to maintain your ownership percentage, the opportunity may not be on terms you accept. Your investment in the Company is therefore subject to substantial dilution.

While the Series B-1 Preferred Units are a preferred equity interest, they are on equal footing with other Preferred Units and rank junior to the debts and liabilities of the Company. In a liquidation, the Company's assets are distributed as follows: (a) *first*, to the payment of the debts and liabilities of the Company and the expenses of liquidation; (b) *second*, to the setting up of any reserves for any contingent or unforeseen liabilities or obligations of the Company, as deemed reasonably necessary by the Company's Board of Managers; (c) *third*, to the holders of Preferred Units (including the holders of Series B-1 Preferred Units), *pro rata*, in accordance with the aggregate unreturned capital contributions attributable to the Preferred Units until such unreturned capital contributions are zero; then (d) *fourth*, to the holders of Common Units, *pro rata*, in accordance with their percentage ownership of all Common Units then outstanding. In other words, in a liquidation, the holders of Series B-1 Preferred Units will receive (if anything) the greater of

their contributed capital or the amount that they would receive if the Series B-1 Preferred Units are converted to Common Units (the Series B-1 Preferred Units initially convert on a one-to-one basis to Common Units). The terms of the Series B-1 Preferred Units will not limit the amount of debt or other obligations the Company may incur in the future or the issuance by the Company of additional Preferred Units (including Preferred Units that rank senior to the Series B-1 Preferred Units). Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to or be on equal footing with the Series B-1 Preferred Units in a liquidation.

The Company does not have any present intentions to make any operating distributions, and may not have available cash to make tax distributions. Other than distributions to permit its members to satisfy federal income tax obligations with respect to income allocated to the members during a taxable period ("Tax Distributions"), the Company does not anticipate paying any operating distributions for the foreseeable future. The Company currently intends to retain future earnings, if any, to repay indebtedness and to support its business. Tax Distributions are mandatory under the Company's LLC Agreement but only to the extent that the Company has available cash as reasonably determined by the Company's Board of Managers.

Limitations on Liability of Managers. Although the managers of the Company have contractual duties arising under the LLC Agreement, the LLC Agreement includes certain provisions that are intended to limit or eliminate the managers' fiduciary duties and any liabilities associated therewith. Therefore, the members of the Company may have a more limited right of action against the managers of the Company than the members would have if there were no such limiting provisions.

Your purchase of Series B-1 Preferred Units is a long-term and illiquid investment. An investment in the Series B-1 Preferred Units may be long-term and illiquid. The offer and sale of the Series B-1 Preferred Units will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration. You are being required to represent in writing that you are purchasing the Series B-1 Preferred Units for your own account, for long-term investment, and not with a view towards resale or distribution. Accordingly, you must be willing and able to bear the economic risk of your investment for an indefinite period of time. It is likely that you will not be able to liquidate your investment, even in the event of a personal financial emergency.

The purchase price for the Series B-1 Preferred Units may not be indicative of value. The purchase price for the Series B-1 Preferred Units has been arbitrarily established by the Company. The purchase price may not be indicative of the Series B-1 Preferred Units' actual value or the value of the Company. No assurance is or can be given that the Series B-1 Preferred Units could be sold for the purchase price or for any amount.

Tax implications to your decision to purchase Series B-1 Preferred Units. As more fully described below, the Company is currently classified as a partnership for U.S. federal income tax purposes. Consequently, (i) the Company itself will not be subject to U.S. federal income tax, and (ii), instead, the members will be required to report on their respective U.S. federal income tax returns, and pay U.S. federal income tax (and any applicable state and local taxes) on, their allocable share of the Company's income, gain, loss, deductions and/or credits, regardless of whether, or the extent to which, the members actually receive any distributions of cash or other property from the Company. The income tax consequences of an investment in the Company may be complex and may not be the same for all taxpayers. ACCORDINGLY, EACH POTENTIAL INVESTOR MUST DEPEND SOLELY UPON THE ADVICE OF ITS OWN PROFESSIONAL ADVISORS WITH

RESPECT TO ITS INVESTMENT IN THE COMPANY AND THE POTENTIAL TAX CONSEQUENCES THEREOF.

Investors will have to subscribe to multiple agreements in order to invest in this offering. In order to invest in this offering, investors agree to become a party to the Subscription Agreement, Investors' Rights Agreement and LLC Agreement with the Company, and the Custodian and Voting Agreement with XX Investments, LLC available here https://wefunder.com/legal/custodian (the "Custodian and Voting Agreement"), under which XX Investments, LLC (the "Custodian") will hold title of the securities for the benefit of the investor. The company has chosen to participate in this program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. Further, transferees will be required to become parties to the Custodian and Voting Agreement.

As part of the Custodian and Voting Agreement, Investors will grant the Custodian the right to vote their shares purchased in this offering. The Custodian will vote the shares as directed by a "Lead Investor" appointed by the company who is supposed to represent the interests of investors. This means that investors in this offering will not have the right to vote for the things like the election of directors or amendments to the company's Articles of Incorporation. Instead, that right will be granted to the Custodian, and its affiliate, XX Team LLC.

You will not hold title to the purchased securities, instead, title will be held by the Custodian. Under the terms of the Custodian and Voting Agreement, title to the shares in this offering will be held by the Custodian for your benefit. By holding custody of the title to the shares it means that the Custodian will be required to engage in business practices that protect your interests as the beneficial owner of the shares. The shares are not protected by insurance, and it is unclear what protections are available if the Custodian enters into bankruptcy proceedings in which creditors assert rights to shares for which you are the beneficial owner.

No regulator has given their approval of the form of the arrangement with the Custodian. The company has relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If during this offering, or in subsequent securities offerings by the company for which require regulatory review, the arrangement with the Custodian is challenged, the Company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

Additional risks and uncertainties are not presently known. In addition to the risks specifically identified in these Risk Factors, the Company may face additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial but which may later impair the Company's business, results of operations and financial condition.

This discussion is only a summary of material U.S. federal income tax consequences of this offering.

POTENTIAL INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THIS OFFERING, INCLUDING THE EFFECT OF ANY FEDERAL TAX LAWS OTHER THAN INCOME TAX LAWS, ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY APPLICABLE TAX TREATY. POTENTIAL INVESTORS SHOULD DEPEND SOLELY UPON THE ADVICE OF ITS OWN PROFESSIONAL ADVISORS WITH RESPECT TO ITS INVESTMENT IN THE COMPANY AND THE POTENTIAL TAX CONSEQUENCES THEREOF.

This summary of certain income tax considerations applicable to the Company and its Members is considered to be a correct interpretation of existing laws and regulations in force on the date of the Company's initial Form C. No assurance can be given that changes in existing laws or regulations or their interpretation will not occur after the date of the Company's initial Form C or that such guidance or interpretation will not be applied retroactively.

Classification as a Partnership

Under the Internal Revenue Code of 1986, as amended (the "Code") and the Treasury Regulations promulgated thereunder (the "Regulations"), as in effect on the date of the Company's initial Form C, including the "check the box" entity classification Regulations, a U.S. entity with more than one member that is not automatically classified as a corporation under the Regulations is treated as a partnership for tax purposes, subject to the possible application of the publicly traded partnership rules discussed below. Accordingly, the Company should be treated as a partnership for tax purposes, unless it files a "check the box" election to be treated as a corporation for tax purposes. The Company does not intend to file a "check the box" election to treat the Company as a corporation for tax purposes. Thus, so long as the Company complies with the LLC Agreement, the Company should be treated as a partnership for tax purposes, subject to the special rules for certain publicly traded partnerships described below. If it were determined that the Company should be classified as an association taxable as a corporation (as a result of changed interpretations or administrative positions by the IRS or otherwise), the taxable income of the Company would be subject to corporate income taxation when recognized by the Company, and distributions from the Company to the Members would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of the Company.

Even with the "check the box" Regulations, certain limited liability companies may be taxable as corporations for U.S. federal income tax purposes under the publicly traded partnership ("PTP") rules set forth in the Code and the Regulations.

Code section 7704 treats PTPs that engage in active business activities as corporations for federal income tax purposes. PTPs include those whose interests (a) are traded on an established securities market (including the over-the-counter market), or (b) are readily tradable on a secondary market or the substantial equivalent thereof. The Company believes that interests in the Company will not be traded on an established securities market. The Company also believes that interests in the Company probably should not be deemed to be readily tradable on a secondary market or the substantial equivalent thereof. However, there can be no assurance that the IRS would not

successfully challenge these positions.

The Regulations provide certain safe harbors from treatment as a PTP under Code section 7704.

The failure to meet the safe-harbor requirements does not necessarily result in a partnership being classified as a PTP. One safe-harbor rule provides that interests in a partnership will not be considered readily tradable on a secondary market or the substantial equivalent thereof if (a) all interests in the partnership were issued in a transaction (or transactions) that was not registered under the Securities Act and (b) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. This offering of Series B-1 Preferred Units will not be registered under the Securities Act. Generally, an entity that owns membership interests is treated as only 1 partner in determining whether there are 100 or more partners. However, all of the owners of an entity that is a pass-through vehicle for tax purposes and that invests in a partnership are counted as partners if substantially all of such entity's value is attributable to its interest in the partnership, and a principal purpose of the tiered structure is to avoid the 100 partner limitation. The Company may not comply with this safe-harbor if the Company admits more than 100 Members.

Even if the Company exceeds 100 Members and thus does not qualify for this safe-harbor, the LLC Agreement contains provisions restricting transfers and withdrawals of Units that may cause such interests to be treated as not being tradable on the substantial equivalent of a secondary market.

Taxation of Operations

The Company is taxed as a partnership and not as an association taxable as a corporation. Accordingly, the Company is not itself subject to U.S. federal income tax but will file an annual information return with the IRS. Each Member of the Company is required to report separately on his income tax return his distributive share of the Company's net long-term and short-term capital gains or losses, ordinary income, deductions and credits. The Company may produce short-term and long-term capital gains (or losses), as well as ordinary income (or loss). The Company will send annually to each Member a form showing his distributive share of the Company's items of income, gains, losses, deductions and credits.

Each Member will be subject to tax, and liable for such tax, on his distributive share of the Company's taxable income and loss regardless of whether the Member has received or will receive any distribution of cash from the Company. Thus, in any particular year, a Member's distributive share of taxable income from the Company (and, possibly, the taxes imposed on that income) could exceed the amount of cash, if any, such Member receives or is entitled to withdraw from the Company.

Under Section 704 of the Code, a Member's distributive share of any item of income, gain, loss, deduction or credit is governed by the LLC Agreement unless the allocations provided by the LLC Agreement do not have "substantial economic effect." The Regulations promulgated under Section 704(b) of the Code provide certain "safe harbors" with respect to allocations which, under the Regulations, will be deemed to have substantial economic effect. The validity of an allocation which does not satisfy any of the "safe harbors" of these Regulations is determined by taking into account all facts and circumstances relating to the economic arrangements among the Members. While no

assurance can be given, the Company believes that the allocations provided by the LLC Agreement should have substantial economic effect. However, if it were determined by the IRS or otherwise that the allocations provided in the LLC Agreement with respect to a particular item do not have substantial economic effect, each Member's distributive share of that item would be determined for tax purposes in accordance with that Member's interest in the Company, taking into account all facts and circumstances.

Information will be provided to the Members of the Company so that they can report their income from the Company.

POTENTIAL INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THIS OFFERING, INCLUDING THE EFFECT OF ANY FEDERAL TAX LAWS OTHER THAN INCOME TAX LAWS, ANY STATE, LOCAL, OR NON-U.S. TAX LAWS AND ANY APPLICABLE TAX TREATY. POTENTIAL INVESTORS SHOULD DEPEND SOLELY UPON THE ADVICE OF ITS OWN PROFESSIONAL ADVISORS WITH RESPECT TO ITS INVESTMENT IN THE COMPANY AND THE POTENTIAL TAX CONSEQUENCES THEREOF.